EXHIBIT 2.1

AGREEMENT AND PLAN OF MERGER
BY AND AMONG
ACE HOLDINGS I, LLC,
RANGER MERGER SUB, INC.
AND
ACE CASH EXPRESS, INC.
DATED AS OF JUNE 6, 2006

INDEX OF DEFINED TERMS

Page
1995 Non-Employee Director Plan	13
1997 Stock Incentive Plan	13
2005 Non-Employee Director Plan	13
affiliate	47
Affiliate Transaction	28
Agreement	1
Alternative Debt Financing	39
Articles of Incorporation	47
Bear Stearns	9
By-Laws	47
Certificate of Merger	2
Certificates	4
CGCL	1
Class A Common Stock	3
Cleanup	48
Closing	7
Closing Date	7
Code	6
Commitment Letters	9
Company	1
Company Acquisition	48
Company Acquisition Proposal	48
Company Board	1
Company Disclosure Schedule	11
Company Material Adverse Effect	12
Company Material Contracts	27
Company Preferred Stock	13
Company SEC Reports	15
Company Shareholder Approval	29
Company Shareholders’ Meeting	10
Company Superior Proposal	49
Company Termination Fee	45
Company’s knowledge	52
Confidentiality Agreement	49
Continuing Employees	38
control	49
controlled by	49
Copyrights	51
Credit Agreement	49,53
Debt Commitment Letter(s)	9
Debt Financing	9
Dissenting Shares	4
DOJ	49
Effective Time	2
Employee Plans	19
Employees	50
Environmental Claim	50
Environmental Laws	50
Equity Commitment Letter	9
Equity Investment	9
ERISA	18
ERISA Affiliate	19
Exchange Act	9
Exchange Agent	4
Exchange Fund	4
Financing	9
Franchise	50
Franchisees	50
Franchising Contract	51
FTC	51
FTC Rule	17
GAAP	51
Governmental Entity	10
Hazardous Materials	51
HSR Act	9
Indemnified Parties	37
Insignificant Subsidiaries	51
Insurance Policies	27
Intellectual Property Rights	51
JLL Fund V	9
knowledge of the Company	52
Laws	52
Leased Real Property	52
Lien	9
Merger	1
Merger Consideration	3
Merger Sub	1
Merger Sub Common Stock	3
NLRA	52
NLRB	52
Option Plans	6
Options	6

Page
Owned Real Property	25
Parent	1
Parent Disclosure Schedule	8
Parent Termination Fee	45
Patents	51
Permits	21
Permitted Liens	53
Person	53
Proceedings	18
Proxy Statement	10
Real Property Leases	53
Recommendation	35
Release	53
Required Approvals	36
Restricted Stock	6
Sarbanes-Oxley	16
SEC	54
Securities Act	15
Significant Subsidiaries	54
Software	52
Special Committee	54
Subsidiary	54
Surviving Corporation	2
Takeover Statute	29
Tax Return	54
Taxes	54
Termination Date	43
Territorial Rights	17
Trademarks	51
Treasury Regulations	55
UBS	28
UFOC	17
under common control with	49
WARN Act	28

AGREEMENT AND PLAN OF MERGER
          AGREEMENT AND PLAN OF MERGER, dated as of June 6, 2006 (this “Agreement”), by and among ACE HOLDINGS I, LLC, a Delaware limited liability company (“Parent”), RANGER MERGER SUB, INC., a Texas corporation and an indirect, wholly owned subsidiary of Parent (“Merger Sub”), and ACE CASH EXPRESS, INC., a Texas corporation (the “Company”).
W I T N E S S E T H:
          WHEREAS, the Board of Managers of Parent, the Board of Directors of Merger Sub and the Board of Directors of the Company (acting upon the unanimous recommendation of the Special Committee (as defined below)), have deemed it in the best interests of Parent, Merger Sub and the Company, respectively, and their respective members and shareholders that Parent, Merger Sub and the Company consummate the business combination and other transactions provided for herein; and
          WHEREAS, the Board of Directors of Merger Sub and the Board of Directors of the Company (acting upon the unanimous recommendation of the Special Committee), have approved, in accordance with the Texas Business Corporation Act (the “TBCA”), this Agreement and the transactions contemplated hereby, including the merger of Merger Sub with and into the Company with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent (the “Merger”), all in accordance with the TBCA and upon the terms and subject to the conditions set forth herein; and
          WHEREAS, the Board of Directors of the Company (the “Company Board”), acting upon the unanimous recommendation of the Special Committee, has resolved to recommend to the Company’s shareholders the approval and adoption of this Agreement and the approval of the transactions contemplated hereby, including the Merger; and
          WHEREAS, Parent, as the sole shareholder of Merger Sub, has approved and adopted this Agreement and approved the transactions contemplated hereby, including the Merger; and
          WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger; and
          WHEREAS, terms used but not defined herein shall have the meanings set forth in Section 8.4, unless otherwise noted.
          NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereby agree as follows:

ARTICLE I
THE MERGER
          SECTION 1.1. The Merger. At the Effective Time and subject to and upon the terms and conditions of this Agreement and the TBCA, Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation. The Company, as the surviving corporation after the Merger, is hereinafter sometimes referred to as the “Surviving Corporation.”
          SECTION 1.2. Effective Time. Subject to the provisions of this Agreement, a certificate of merger satisfying the applicable requirements of the TBCA (the “Certificate of Merger”) shall be duly executed by the Company and concurrently with or as soon as practicable following the Closing filed with the Secretary of State of the State of Texas. The Merger shall become effective upon the date and time of the filing of the Certificate of Merger with the Secretary of State of the State of Texas or such other date and time as Parent and the Company may mutually agree and include in the Certificate of Merger (the “Effective Time”).
          SECTION 1.3. Effects of the Merger. At the Effective Time, the effects of the Merger shall be as provided in the applicable provisions of the TBCA. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.
          SECTION 1.4. Subsequent Actions. If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of either of the Company or Merger Sub acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of either the Company or Merger Sub, all such deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of each of such corporations or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.
          SECTION 1.5. Articles of Incorporation; By-Laws; Directors and Officers.
          (a) At the Effective Time, the Articles of Incorporation of the Company shall be amended and restated to read in their entirety substantially as set forth in Exhibit A attached hereto, and, as so amended and restated shall be the Articles of Incorporation of the Surviving Corporation until thereafter amended in accordance with TBCA and as provided in such Articles of Incorporation; provided, however, that any such amendment shall not amend the Articles of Incorporation in a manner prohibited by or inconsistent with Section 5.9.

          (b) At the Effective Time, the By-Laws of the Company shall be amended and restated to read in their entirety substantially as set forth in Exhibit B attached hereto, and, as so amended and restated shall be the By-Laws of the Surviving Corporation until thereafter amended in accordance with TBCA and as provided in such By-Laws; provided, however, that any such amendment shall not amend the By-Laws in a manner prohibited by or inconsistent with Section 5.9.
          (c) Unless otherwise determined by Parent prior to the Effective Time, the directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, and the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case, until their successors are duly elected or appointed and qualified in the manner provided in the Surviving Corporation’s Articles of Incorporation and By-Laws, or as otherwise provided by applicable law.
          SECTION 1.6. Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, the Company or the holder of any shares of Common Stock, par value $0.01 per share, of the Company (the “Company Common Stock”) or any shares of common stock, par value $0.01 per share, of Merger Sub (the “Merger Sub Common Stock”):
          (a) Company Common Stock. Each share of Company Common Stock that is issued and outstanding immediately prior to the Effective Time (other than any shares of Company Common Stock to be cancelled in accordance with Section 1.6(c) and Dissenting Shares) shall be converted into the right to receive from the Surviving Corporation, and become exchangeable for, an amount in cash equal to $30.00 per share of Company Common Stock, without interest (the “Merger Consideration”). As of the Effective Time, all shares of Company Common Stock upon which the Merger Consideration is payable pursuant to this Section 1.6(a) shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate representing any such shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration.
          (b) Merger Sub Common Stock. Each share of Merger Sub Common Stock that is issued and outstanding immediately prior to the Effective Time shall be converted into and become one fully paid and nonassessable share of common stock, $0.01 par value per share, of the Surviving Corporation.
          (c) Cancellation of Treasury Stock and Parent and Merger Sub-Owned Company Common Stock. All shares of Company Common Stock that are owned by the Company or any direct or indirect Subsidiary of the Company and any shares of Company Common Stock owned by Parent, Merger Sub or any subsidiary of Parent or Merger Sub or held in the treasury of the Company shall, by virtue of the Merger and without any action on the part of the holder thereof, be cancelled and retired and shall cease to exist, and no cash or other consideration shall be delivered or deliverable in exchange therefor.
          (d) Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, shares of the Company Common Stock issued and outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of the adoption of the Merger

Agreement or consented thereto in writing and who has properly demanded such holder’s right to appraisal for such shares in accordance with Article 5.12 of the TBCA (and who has neither effectively withdrawn nor lost his, her or its right to such appraisal) (“Dissenting Shares”), shall not be converted into a right to receive cash pursuant to Section 1.6(a), and the holder thereof shall be entitled to only such rights as are granted by the TBCA. If after the Effective Time such holder fails to perfect or withdraws or otherwise loses his, her or its right to appraisal, such Dissenting Shares shall be treated as if they had been converted as of the Effective Time into a right to receive the Merger Consideration, without interest thereon. The Company shall give Parent prompt notice of any demands received by the Company under Article 5.12 of the TBCA for appraisal of shares of the Company Common Stock, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. The Company shall not, except with the prior written consent of Parent, make any determination of fair value or any payment with respect to, or settle or offer to settle, any such demands.
          SECTION 1.7. Exchange of Certificates.
          (a) Exchange Agent. Immediately prior to the Effective Time, Parent shall deposit with a bank or trust company designated by Parent (the “Exchange Agent”), for the benefit of the holders of shares of Company Common Stock that have been converted into the right to receive, and become exchangeable for, the Merger Consideration pursuant to Section 1.6(a), for exchange in accordance with this Article I through the Exchange Agent, an amount equal to the aggregate Merger Consideration (such consideration being hereinafter referred to as the “Exchange Fund”). The Exchange Agent shall, pursuant to irrevocable instructions of the Surviving Corporation, make payments of the Merger Consideration out of the Exchange Fund. The Exchange Fund shall not be used for any other purpose.
          (b) Exchange Procedure for Certificates. As soon as reasonably practicable after the Effective Time, the Surviving Corporation shall cause the Exchange Agent to mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Company Common Stock (the “Certificates”) that were converted into the right to receive the Merger Consideration pursuant to Section 1.6(a): (x) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other customary provisions as the Surviving Corporation may reasonably specify); and (y) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by the Surviving Corporation, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration into which the shares of Company Common Stock theretofore represented by such Certificate shall have been converted pursuant to Section 1.6(a), and the Certificate so surrendered shall forthwith be cancelled. The Exchange Agent shall accept such Certificates upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. In the event of a transfer of ownership of such Company Common Stock which is not registered in the transfer records of the Company, payment may be made to a Person other than the Person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of the Surviving Corporation that such Taxes have been paid or are not applicable. Until surrendered as contemplated by this Section 1.7(b), each Certificate (other than a Certificate representing shares of Company Common Stock cancelled in accordance with Section 1.6(c) and other than Dissenting Shares) shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration, without interest, into which the shares of Company Common Stock theretofore represented by such Certificate shall have been converted pursuant to Section 1.6(a). No interest will be paid or will accrue on the consideration payable upon the surrender of any Certificate.
          (c) No Further Ownership Rights in Company Common Stock. All consideration paid upon the surrender of Certificates in accordance with the terms of this Article I shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock theretofore represented by such Certificates, subject, however, to any obligation of the Surviving Corporation to pay any dividends or make any other distributions with a record date prior to the Effective Time which may have been authorized or made with respect to shares of Company Common Stock which remain unpaid or unsatisfied at the Effective Time, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, the Certificates are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this Article I, except as otherwise provided by applicable Law.
          (d) Termination of the Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of the Certificates for six months after the Effective Time shall be delivered to the Surviving Corporation and any holders of the Certificates who have not theretofore complied with this Article I shall thereafter look only to the Surviving Corporation and only as general creditors thereof for payment of their claim for the Merger Consideration and, if applicable, any unpaid dividends or other distributions which such holder may be due on Company Common Stock, under applicable Law. All rights of any former holder of Company Common Stock to receive the Merger Consideration hereunder shall, to the extent such Merger Consideration remains unclaimed, terminate on the date that is six months prior to the date on which such unclaimed Merger Consideration would otherwise become payable to a public official pursuant to any applicable abandoned property, escheat or similar Law.
          (e) No Liability. None of the Company, Merger Sub, Parent, the Surviving Corporation or the Exchange Agent, or any of their respective employees, officers, directors, stockholders, agents or affiliates, shall be liable to any Person in respect of any cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.
          (f) Investment of the Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund, as directed by the Surviving Corporation, on a daily basis. Any interest and other income resulting from such investments shall be paid to the Surviving Corporation. To the extent that there are losses with respect to such investments, or the Exchange Fund diminishes for other reasons below the level required to make prompt payments of the Merger Consideration as contemplated hereby, the Surviving Corporation shall promptly replace or restore the portion of the Exchange Fund lost through investments or other events so as to ensure that the Exchange Fund is, at all times, maintained at a level sufficient to make such payments.
          (g) Withholding Rights. The Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock such amounts as the Surviving Corporation is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or any provision of state, local or foreign tax Law. To the extent that amounts are so deducted and withheld by the Surviving Corporation, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock in respect of which such deduction and withholding was made by the Surviving Corporation.
          (h) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond in such reasonable amount as the Surviving Corporation may require as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable pursuant to this Agreement in respect of the shares of Company Common Stock represented by such Certificate.
          SECTION 1.8. Stock Plans.
          (a) As soon as practicable following the date of this Agreement, the Board of Directors of the Company (or, if appropriate, any committee thereof administering any of the Company’s stock option and stock incentive plans listed in Section 3.2 of the Company Disclosure Schedule, each as amended (collectively, the “Option Plans”)) shall adopt such resolutions or take such other actions as may be required to effect the following:
          (i) no later than ten (10) days prior to the Effective Time, each then outstanding option to purchase shares of Company Common Stock (the “Options”) shall become vested and exercisable with respect to all of the             shares of Company Common Stock subject thereto;
          (ii) adjust the terms of each share of Company Common Stock subject to vesting and transfer or other restrictions (“Restricted Stock”) as necessary to provide that, in accordance with the terms of the applicable Restricted Stock award agreement, at the Effective Time, such shares shall become fully vested and all restrictions on such shares shall lapse and pursuant to Section 1.6(a), such shares shall be canceled, retired and shall cease to exist, and shall be converted into the right to receive from the Surviving Corporation the Merger Consideration (it being understood that restricted stock awards set forth on Schedule 1.8 which in accordance with their original terms are to be granted only upon achievement of specified performance-based goals that have not been achieved prior to the Effective Time shall not be granted in connection with the

Merger nor shall they vest or be converted into the right to receive the Merger Consideration; provided, however, that any such shares that, by their original terms are granted upon a change of control shall be granted and shall vest and be converted at the Effective Time into the right to receive the Merger Consideration); and
          (iii) make such other changes to the Option Plans as Parent and the Company may agree are appropriate to give effect to the Merger.
          (b) Prior to the Effective Time, the Company shall take all actions necessary to provide that, at the Effective Time, each then outstanding Option granted under any Option Plan, or granted other than pursuant to such Option Plans, whether or not then exercisable or vested, shall be cancelled in exchange for the right to receive from Merger Sub or the Surviving Corporation an amount in cash in respect thereof equal to the product of (i) the excess, if any, of the Merger Consideration over the per share exercise price of such Option, multiplied by (ii) the number of shares of Company Common Stock subject to such Option (such payment to made by the Company through its customary payroll procedures and net of applicable withholding Taxes).
          (c) Except as provided herein or as otherwise agreed to by the parties, (i) the Company shall cause the Option Plans to terminate as of the Effective Time and cause the provisions in any other plan, program or arrangement providing for the issuance or grant by the Company of any interest in respect of the capital stock of the Company or any of its Subsidiaries to terminate and have no further force or effect as of the Effective Time and (ii) the Company shall ensure that following the Effective Time no holder of Options or any participant in the Option Plans or anyone other than Parent shall hold or have any right to acquire any equity securities of the Company, the Surviving Corporation or any Subsidiary thereof.
          SECTION 1.9. Time and Place of Closing. Unless otherwise mutually agreed upon in writing by Parent and the Company, the closing of the Merger (the “Closing”) will be held at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, 4 Times Square, New York, New York, at 10:00 a.m., local time, on the second business day following the date that all of the conditions precedent specified in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions) have been satisfied or, to the extent permitted by applicable Law, waived by the party or parties permitted to do so (such date being referred to hereinafter as the “Closing Date”). The Merger and the other transactions contemplated hereby shall be deemed to have become effective at 12:01 a.m. on the Closing Date.
ARTICLE II
REPRESENTATIONS AND WARRANTIES
OF MERGER SUB AND PARENT
          Except as set forth in the Disclosure Schedule delivered by Parent and Merger Sub to the Company at or prior to the execution and delivery of this Agreement, after giving effect to Section 8.15 (the “Parent Disclosure Schedule”), Merger Sub and Parent jointly and severally hereby represent and warrant to the Company as follows:

          SECTION 2.1. Organization. Each of Merger Sub and Parent is a corporation or limited liability company, respectively, duly organized or formed, validly existing and in good standing under the laws of the jurisdiction in which it is organized or formed and has the requisite corporate or limited liability company power and authority to own, operate or lease the properties that it purports to own, operate or lease and to carry on its business in all material respects as it is now being conducted.
          SECTION 2.2. Authority. Each of Merger Sub and Parent has the requisite corporate power or limited liability company and authority to enter into this Agreement and carry out their respective obligations hereunder and thereunder. The execution and delivery of this Agreement by each of Merger Sub and Parent and the consummation by each of Merger Sub and Parent of the transactions contemplated hereby have been duly authorized by all necessary corporate or limited liability company action on the part of each of Merger Sub and Parent and no other corporate or limited liability company proceeding is necessary for the execution and delivery of this Agreement by either Merger Sub or Parent, the performance by each of Merger Sub and Parent of their respective obligations hereunder or thereunder and the consummation by each of Merger Sub and Parent of the transactions contemplated hereby and thereby. This Agreement has been duly executed and delivered by each of Merger Sub and Parent and constitutes a legal, valid and binding obligation of each of Merger Sub and Parent, enforceable against each of Merger Sub and Parent in accordance with their terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.
          SECTION 2.3. No Conflict; Required Filings and Consents.
          (a) The execution and delivery of this Agreement by each of Merger Sub and Parent do not, and the performance of this Agreement by each of Merger Sub and Parent and the consummation of the transactions contemplated hereby will not, (i) subject to the requirements, filings, consents and approvals referred to in Section 2.3(b), conflict with or violate any Law, regulation, court order, judgment or decree applicable to Merger Sub or Parent or by which any of their respective properties are bound or subject, (ii) violate or conflict with the Certificate of Incorporation or By-Laws of Merger Sub or the Certificate of Formation or Limited Liability Company Agreement of Parent or (iii) subject to the requirements, filings, consents and approvals referred to in Section 2.3(b), result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination or cancellation of, or result in the creation of a lien, security interest, pledge, claim, charge or encumbrance of any nature whatsoever (“Lien”) on any of the property or assets of Merger Sub or Parent pursuant to, any contract, agreement, indenture, lease or other instrument of any kind, permit, license or franchise to which Merger Sub or Parent is a party or by which either Merger Sub or Parent or any of their respective properties are bound or subject, except, in the case of clause (iii), for such breaches, defaults, rights or Liens which would not materially impair the ability of Parent or Merger Sub to timely consummate the transactions contemplated hereby.

          (b) Except for applicable requirements, if any, of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including the filing of the Schedule 13E-3 (as hereinafter defined), the Securities Act of 1933, as amended, the pre-merger notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the filing of the Certificate of Merger under the TBCA, and except as set forth in Section 2.3(b) of the Parent Disclosure Schedule, neither Parent nor Merger Sub is required to submit any notice, report or other filing with any Governmental Entity in connection with the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby, except for such of the foregoing, including under applicable Laws, as are required by reason of the legal or regulatory status or the activities of the Company or its Subsidiaries or by reason of facts specifically pertaining to any of them. No waiver, consent, approval or authorization of any Governmental Entity is required to be obtained or made by Parent or Merger Sub in connection with their execution, delivery or performance of this Agreement, except for such of the foregoing as are required by reason of the legal or regulatory status or the activities of the Company or its Subsidiaries or by reason of facts specifically pertaining to any of them.
          SECTION 2.4. Financing Arrangements. Parent and Merger Sub have made available to the Company (i) a letter (the “Equity Commitment Letter”) from JLL Partners Fund V, L.P., a Delaware limited partnership (“JLL Fund V”), confirming the commitment of JLL Fund V to subscribe for and purchase membership interests or other equity securities of Parent for an aggregate subscription price of $178.8 million in cash, subject to the terms and conditions thereof (the “Equity Investment”) and (ii) a letter (the “Debt Commitment Letter” and, collectively with the Equity Commitment Letter, the “Commitment Letters”) from Bear Stearns & Co., Inc. and Bear Stearns Corporate Lending, Inc. (collectively, “Bear Stearns”) confirming the commitment of Bear Stearns, subject to the terms and conditions thereof, to provide an asset-based revolving credit facility and a term loan facility in an aggregate amount of up to $400 million and to purchase or place $175 million of Senior Unsecured Notes (the “Debt Financing”). None of the Commitment Letters has been amended or modified prior to the date of this Agreement, and none of the respective commitments contained in the Commitment Letters has been withdrawn or rescinded in any respect. As of the date hereof, the Commitment Letters are in full force and effect. There are no conditions precedent or other contingencies related to the funding of the full amount of the Equity Investment and the Debt Financing, other than as set forth in or contemplated by the Commitment Letters. The proceeds from the Equity Investment and the Debt Financing (collectively, the “Financing”), as contemplated by the Commitment Letters, will be sufficient (a) to pay (or provide the funds for the Surviving Corporation to pay) the aggregate Merger Consideration, (b) to pay (or provide the funds for the Surviving Corporation to pay) all amounts contemplated by Section 1.8 when due, (c) to refinance any indebtedness or other obligation of the Company which may become due as a result of this Agreement or any of the transactions contemplated hereby, and (d) to pay all related fees and expenses arising solely out of the transactions contemplated hereby, including the Merger, when due. The proceeds of the Financing will be used by Parent and Merger Sub for the purposes specified in clauses (a) through (d) of the immediately preceding sentence. As of the date of this Agreement, neither Buyer nor Merger Sub has any reason to believe that any of the conditions to the Debt Financing will not be satisfied or that the Debt Financing will not be available to Buyer and Merger Sub on the Closing Date.

          SECTION 2.5. No Prior Activities. Except for obligations or liabilities incurred in connection with its incorporation or organization or the negotiation and consummation of this Agreement and the transactions contemplated hereby (including the Financing), Merger Sub has not incurred any obligations or liabilities, other than in connection with its formation, and has not engaged in any business or activities of any type or kind whatsoever.
          SECTION 2.6. Brokers. Except for Bear Stearns & Co., Inc. and except for arrangements post-Closing, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of Merger Sub or Parent.
          SECTION 2.7. Information Supplied. None of the information to be supplied by Merger Sub or Parent specifically for inclusion or incorporation by reference in the proxy statement contemplated by Section 5.1 (together with any amendments and supplements thereto, the “Proxy Statement”) or the Rule 13e-3 Transaction Statement on Schedule 13E-3 contemplated by Section 5.1 (together with any amendments and supplements thereto, the “Schedule 13E-3”) will, on the date such document is filed and on the date it is first published, sent or given to the holders of Company Common Stock, and at the time of the meeting of the Company’s shareholders to consider and vote upon the Merger Agreement (the “Company Shareholders’ Meeting”), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If, at any time prior to the Company Shareholders’ Meeting, any event with respect to either Merger Sub or Parent, or with respect to information supplied by either Merger Sub or Parent specifically for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13E-3 shall occur which is required to be described in an amendment of, or supplement to, such Proxy Statement or the Schedule 13E-3 such event shall be so described by either Merger Sub or Parent, as applicable, and promptly provided to the Company. All documents that Merger Sub or Parent is responsible for filing with the SEC in connection with the transactions contemplated herein will comply as to form, in all material respects, with the provisions of the Exchange Act and the rules and regulations thereunder, and each such document required to be filed with any federal, state, provincial, local and foreign government, governmental, quasi-governmental, supranational, regulatory or administrative authority, agency, commission or any court, tribunal, or judicial or arbitral body (each, a “Governmental Entity”) will comply in all material respects with the provisions of applicable Law as to the information required to be contained therein. Notwithstanding the foregoing, neither Merger Sub nor Parent makes any representation or warranty with respect to the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13E-3.
          SECTION 2.8. Solvency; Surviving Corporation After the Merger.Neither Parent nor Merger Sub is entering into the transactions contemplated by this Agreement with the actual intent to hinder, delay or defraud either present or future creditors. Assuming that the representations and warranties of the Company contained in this Agreement (without giving effect to any materiality, Company Material Adverse Effect or knowledge qualifiers set forth therein), are true and correct in all material respects, at and immediately after the Effective Time, and after giving effect to the Merger and the other transactions contemplated hereby, the Surviving Corporation (i) will be solvent (in that both the fair value of its assets will not be less than the sum of its debts and that the present fair saleable value of its assets will not be less than the amount required to pay its probable liability on its debts as they become absolute and matured); (ii) will have adequate capital and liquidity with which to engage in its business; and (iii) will not have incurred and does not plan to incur debts beyond its ability to pay as they become absolute and matured.
          SECTION 2.9. Vote/Approval Required. No vote or consent of the holders of any class or series of capital stock of Parent is necessary to approve this Agreement or the Merger or the transactions contemplated hereby. The vote or consent of Parent as the sole stockholder of Merger Sub is the only vote or consent of the holders of any class or series of capital stock of Merger Sub necessary to approve this Agreement or the Merger or the transactions contemplated hereby.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
          Except as set forth in the Disclosure Schedule delivered by the Company to Parent and Merger Sub at or prior to the execution and delivery of this Agreement, after giving effect to Section 8.15 (the “Company Disclosure Schedule”), or in any Company SEC Reports (as defined in Section 3.6(a)) filed and publicly available prior to the date of this Agreement, the Company hereby represents and warrants on behalf of itself and its Subsidiaries to Merger Sub and Parent as follows:
          SECTION 3.1. Organization and Qualification. The Company and each of its Subsidiaries is a corporation or limited liability company duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized and has the requisite corporate or limited liability company power and authority necessary to own, possess, license, operate or lease the properties that it purports to own, possess, license, operate or lease and to carry on its business as it is now being conducted, except, in the case of the Insignificant Subsidiaries, where the failure to be so organized, in good standing, or to have such requisite power and authority would not, individually or in the aggregate, have a Company Material Adverse Effect. The Company and each of its Subsidiaries is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where its business or the character of its properties owned, possessed, licensed, operated or leased, or the nature of its activities, makes such qualification necessary, except for such failure which, when taken together with all other such failures, would not result in a Company Material Adverse Effect. For purposes of this Agreement, “Company Material Adverse Effect” means any effect, change, fact, event, occurrence, development or circumstance that, individually or together with any other effect, change, fact, event, occurrence, development or circumstance, (A) is or could reasonably be expected to result in a material adverse effect on or change in the condition (financial or otherwise), properties, business, operations, results of operations, assets or liabilities of the Company and its Subsidiaries, taken as a whole, or (B) could reasonably be expected to prohibit, restrict or materially impede the consummation of the transactions contemplated by this Agreement, including the Merger; provided, however, that none of the following shall be taken in to account in determining whether there has been a Company Material Adverse Effect, or a

Company Material Adverse Effect could reasonably be expected to occur: (i) any change in the U.S. securities markets, generally; (ii) any change in the market price or trading volume of the Company Common Stock after the date hereof, provided that the exception in this clause (ii) shall not prevent an assertion that any underlying cause of such change independently has contributed to a Company Material Adverse Effect; (iii) any failure by the Company to meet internal projections or forecasts or published revenue or earnings predictions for any period ending (or for which revenues or earnings are released) on or after the date hereof, provided that the exception in this clause (iii) shall not prevent an assertion that any underlying cause of such failure independently has contributed to a Company Material Adverse Effect; (iv) any change in accounting requirements or principles required by GAAP or required by any change in applicable Laws and any restatement of the Company’s financial statements as a result thereof or public announcement related thereto, provided that the exception in this clause (iv) shall not prevent an assertion that any underlying cause of such restatement independently has contributed to a Company Material Adverse Effect; (v) any determination under SOX that the Company has a material weakness or significant deficiency in its internal controls or procedures, provided that the exception in this clause (v) shall not prevent an assertion that any underlying cause of such material weakness or deficiency independently has contributed to a Company Material Adverse Effect; (vi) any adverse change, effect, event, occurrence, state of facts or development to the extent attributable to the announcement or pendency of the Merger (including any reduction in revenues, any disruption in supplier, distributor, partner or similar relationships or any loss of employees); (vii) any adverse change, effect, event, occurrence, state of facts or development related to any action or inaction by Parent or Merger Sub (including any reduction in revenues, any disruption in supplier, distributor, partner or similar relationships or any loss of employees); (viii) any adverse change, effect, event, occurrence, state of facts or development attributable to conditions affecting the U.S. economy as a whole or the industries in which the Company participates, excluding any adverse change, effect, event, occurrence, state of fact or development that would reasonably be expected to have a materially disproportionate impact on the condition (financial or otherwise), properties, business, operations, results of operations, assets or liabilities of the Company and its Subsidiaries, taken as a whole (ix) any adverse change, effect, event, occurrence, state of fact or development resulting from any change in Laws after the date hereof or the Guidelines for Payday Lending which were publicly announced by the FDIC on or about March 1, 2005 (the “Guidelines”) or any subsequent implementation or modification thereof or any public announcement pertaining thereto, unless all such changes in Laws and Guidelines after the date hereof, in the aggregate, would reasonably be expected to result in a loss of EBITDA (as defined in the Credit Agreement), damages or liabilities in an amount exceeding twenty percent (20%) of LTM EBITDA (as hereinafter defined) in which case all such changes will be considered in determining whether a Company Material Adverse Effect has occurred or could reasonably be expected to occur; (x) any adverse change, effect, event, occurrence, state of facts or development attributable or relating to expenses incurred in connection with the transactions contemplated by this Agreement, including as a result of the Company’s entry into, and as permitted by, this Agreement, the payment of any amounts due to, or the provision o f any other benefits (including benefits relating to acceleration of stock options) to, any officers or employees under employment contracts, non-competition agreements, employee benefit plans, severance arrangements or other arrangements in existence as of the date of this Agreement or as disclosed in this Agreement; or (xi) any adverse change, effect, event, occurrence, state of facts or development resulting from or relating to the taking of any action required by, or the failure to take any action prohibited by, this Agreement.

          SECTION 3.2. Capitalization. The authorized capital stock of the Company consists of (i) 50,000,000 shares of Company Common Stock, and (ii) 1,000,000 shares of preferred stock, par value $1.00 per share (“Company Preferred Stock”). As of the date of this Agreement: (A) 14,243,169 shares of Company Common Stock were issued and 14,031,769 shares of Company Common Stock were outstanding; (B) no shares of Company Preferred Stock were issued and outstanding; (C) 1,196,176 shares of Company Common Stock were reserved for grants of Options and Restricted Stock under the Company’s 1997 Stock Incentive Plan (the “1997 Stock Incentive Plan”), of which 634,782 shares were subject to issued and outstanding Options granted under the 1997 Stock Incentive Plan and 452,116 shares of Restricted Stock are issued and outstanding under the 1997 Stock Incentive Plan; (D) 78,590 shares of Company Common Stock were reserved for issuance under the Company’s 1995 Non-Employee Directors Stock Incentive Plan (the “1995 Non-Employee Director Plan”), of which 67,501 shares were subject to issued and outstanding Options granted under the 1995 Non-Employee Director Plan and 11,089 shares of Restricted Stock are issued and outstanding under the 1995 Non-Employee Director Plan; (E) 200,000 shares of Company Common Stock were reserved for issuance under the Company’s 2005 Non-Employee Directors Stock Incentive Plan (the “2005 Non-Employee Director Plan”), of which 11,250 shares were subject to issued and outstanding Options granted under the 2005 Non-Employee Director Plan and 15,030 shares of Restricted Stock are issued and outstanding under the 2005 Non-Employee Director Plan; and (F) all Options and Restricted Stock were granted under the Option Plans and not under any other plan, program or agreement (other than any individual award agreements made pursuant to the Option Plans and forms of which have been made available to Parent). The shares of Company Common Stock issuable pursuant to the Option Plans have been duly reserved for issuance by the Company, and upon any issuance of such shares in accordance with the terms of the Option Plans, such shares will be duly authorized, validly issued, fully paid and nonassessable and free and clear from any preemptive or other similar rights. All outstanding shares of Company Common Stock are, and all shares which may be issued prior to the Effective Time will be when issued, duly authorized, validly issued, fully paid and nonassessable and free and clear from any preemptive or other similar rights. Except as disclosed in Section 3.2 of the Company Disclosure Schedule, there are (i) no other options, puts, calls, warrants or other rights, agreements, arrangements, restrictions, or commitments of any character obligating the Company or any of its Subsidiaries to issue, sell, redeem, repurchase or exchange any shares of capital stock of or other equity interests in the Company or any securities convertible into or exchangeable for any capital stock or other equity interests, or any debt securities of the Company or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) and (ii) no bonds, debentures, notes or other indebtedness having the right to vote on any matters on which shareholders of the Company may vote (whether or not dependent on conversion or other trigger event). Except as disclosed Section 3.2 of the Company Disclosure Schedule, there are no existing registration covenants with respect to Company Common Stock or any other securities of the Company and its Subsidiaries. The Company has provided to Parent and Merger Sub a correct and complete list of each Option and each grant of Restricted Stock, including the holder, date of grant, exercise price, if applicable, vesting schedule and number of shares of Company Common Stock subject thereto. No shareholder is a party to or holds shares of Company Common Stock bound by or subject to any voting agreement, voting trust, proxy or similar arrangement to which the Company is also a party.

          SECTION 3.3. Subsidiaries. Each Subsidiary of the Company is identified on Section 3.3 of the Company Disclosure Schedule. All the outstanding equity interests of each Subsidiary of the Company are owned by the Company, by another wholly-owned Subsidiary of the Company or by the Company and another wholly-owned Subsidiary of the Company, free and clear of all Liens except as set forth on Section 3.3 of the Company Disclosure Schedule. All of the capital stock or other equity interests of each Subsidiary of the Company has been duly authorized and is validly issued, fully paid and nonassessable and free and clear from any Liens and preemptive or other similar rights. There are no proxies or voting agreements with respect to any shares of capital stock or other equity interests of any such Subsidiary. There are no options, puts, calls, warrants or other rights, agreements, arrangements, restrictions or commitments of any character obligating the Company or any of its Subsidiaries to issue, sell, redeem, repurchase or exchange any shares of capital stock of or other equity interests in any of the Company’s Subsidiaries or any securities convertible into or exchangeable for any capital stock or other equity interests, or any debt securities of any of the Company’s Subsidiaries or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in the Company’s Subsidiaries or any other Person. Except for the ownership of the Subsidiaries of the Company, neither the Company nor any Subsidiary of the Company, directly or indirectly, owns, or has agreed to purchase or otherwise acquire, the capital stock or other equity interests of, or any interest convertible into or exchangeable or exercisable for such capital stock or such equity interests of, any corporation, partnership, joint venture or other entity.
          SECTION 3.4. Authority. The Company has the requisite corporate power and authority to enter into this Agreement and, subject to obtaining the Company Shareholder Approval of the Merger, to carry out its obligations hereunder. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been authorized by all requisite corporate action on the part of the Company, and, subject to obtaining the Company Shareholder Approval, no other corporate action is necessary for the execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder and the consummation by the Company of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.
          SECTION 3.5. No Conflict; Required Filings and Consents.
          (a) Except as set forth in Section 3.5(a) of the Company Disclosure Schedule, the execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company and the consummation of the transactions contemplated hereby and thereby will not, (i) violate or conflict with the Articles of Incorporation or By-Laws of the Company or the comparable organizational documents of any of its Subsidiaries, (ii) to the Company’s knowledge, result in any material breach of or constitute a material default (or an event which with notice or lapse of time or both would become a material default) under, or terminate or cancel or give to others any rights of termination, acceleration or cancellation of (with or without notice or lapse of time or both), or result in the creation of a Lien, except for Permitted Liens, on any of the properties or assets of the Company or any of its Subsidiaries pursuant to, any of the terms, conditions or provisions of any Company Material Contract, or (iii) to the Company’s knowledge, violate any valid and enforceable judgment, ruling, order, writ, injunction, decree, Permit or Laws applicable to the Company or any of its Subsidiaries or by which any of their respective properties are bound or subject that, in each case, is material to the business of the Company and its Subsidiaries, taken as a whole.
          (b) Except for applicable requirements of the Exchange Act, including the filing of the Schedule 13E-3 and the Proxy Statement, the pre-merger notification requirements of the HSR Act and the expiration or termination of any applicable waiting period thereunder, and filing of the Certificate of Merger under the TBCA, and except as set forth in Section 3.5(b) of the Company Disclosure Schedule, to the Company’s knowledge, the Company and its Subsidiaries are not required to prepare or submit any application, notice, report or other filing material to the business of the Company and its Subsidiaries, taken as a whole, or obtain any consent, authorization, approval, registration or confirmation from any Governmental Entity or, to the extent required under any Company Material Contract, from any third party, in connection with the execution, delivery or performance of this Agreement by the Company and the consummation of the transactions contemplated hereby.
          SECTION 3.6. SEC Filings; Financial Statements.
          (a) The Company has timely filed all forms, reports, documents, proxy statements and exhibits required to be filed with the SEC since June 30, 2003 (collectively, the “Company SEC Reports”). The Company SEC Reports (i) complied in all material respects, as of their respective dates of filing with the SEC, with the requirements of the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, as the case may be, and (ii) did not at the time they were filed and do not, as amended and supplemented, if applicable, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the Company’s Subsidiaries is required to file any form, report, proxy statement or other document with the SEC.
          (b) Except as set forth in Section 3.6 of the Company Disclosure Schedule, the consolidated financial statements contained in the Company SEC Reports complied, as of their respective dates of filing with the SEC, and the Company SEC Reports filed with the SEC after the date of this Agreement will comply as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been, and the Company SEC Reports filed after the date of this Agreement will be, prepared in accordance with GAAP (except, in the case of unaudited consolidated quarterly statements, as permitted by Form 10-Q under the Exchange Act and except as may be indicated in the notes thereto) and fairly present, and the financial statements contained in the Company SEC Reports filed after the date of this Agreement will fairly present, in all material respects, the consolidated financial position of the Company and its Subsidiaries as of the respective dates thereof and the consolidated statements of operations and cash flows of the Company for the periods indicated, except in the case of unaudited quarterly financial statements that were or are subject to normal and recurring non-material year-end adjustments.
          (c) Except for those liabilities and obligations that are reflected or reserved against on the balance sheet contained in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 or in the footnotes to such balance sheet, neither the Company nor any of its Subsidiaries has any material liabilities or obligations of any nature whatsoever (whether accrued, absolute, contingent, known, unknown or otherwise), except for (i) liabilities or obligations incurred since March 31, 2006 in the ordinary course of business consistent with past practice, (ii) liabilities for fees and expenses incurred in connection with the transactions contemplated by this Agreement, (iii) obligations specifically set forth in this Agreement and (iv) liabilities that, individually or in the aggregate, are immaterial to the financial condition or operating results of the Company and its Subsidiaries, taken as a whole.
          (d) The Company is in compliance with, and has complied, in all material respects with, the applicable provisions of the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated under such Act or the Exchange Act (collectively, “Sarbanes- Oxley”). The Company has previously made available to Parent and Merger Sub copies of all certificates delivered by officers and employees of the Company, including the Company’s principal executive officer and principal financial officer pursuant to the certification requirements relating to the Company 2005 Form 10-K. The management of the Company has (i) implemented disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) designed to ensure that material information relating to the Company and its Subsidiaries is made known to the management of the Company by others within those entities and (ii) disclosed, based on its most recent evaluation, to the Company’s outside auditors and the audit committee of the Board of Directors of the Company (A) all significant deficiencies and material weaknesses in the design or operation of internal controls (as defined in Rule 13a-15(f) of the Exchange Act) that are reasonably likely to materially affect the Company’s ability to record, process summarize and report financial data and (B) any fraud, whether or not material, that involves management or other employees who, in each case, have a significant role in the Company’s internal controls.
          SECTION 3.7. Absence of Certain Changes or Events. From March 31, 2006 to the date hereof, except as contemplated by this Agreement or as set forth in Section 3.7 of the Company Disclosure Schedule, there has not been:
          (a) any effect, change, fact, event, occurrence or circumstance that, individually or in the aggregate, has had, or would reasonably be expected to result in, a Company Material Adverse Effect; or
          (b) any event, action or occurrence, that, if taken after the date hereof without the consent of Parent and Merger Sub, would violate Section 4.1(a), (b), (c), (e), (f), (g), (h) or (l) hereof.
          SECTION 3.8. Franchises.
          (a) Compliance with Laws. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, (i) the Company and its Subsidiaries is, and

have since June 30, 2003 been, in compliance with all applicable Laws pertaining to the offer and sale of franchises in every jurisdiction in which they operate.
          (b) Franchise Registrations. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, all franchise registrations of the Company and its Subsidiaries remain in full force and effect and, to the Company’s knowledge, are not subject of any existing or threatened claim, action, suit or proceeding which might, in whole or in part, result in the termination, revocation, suspension, or dissolution of any such franchise registration and/or any other circumstance which may impede or preclude the Company’s ability routinely to renew or amend (as the case may be) any such franchise registration and/or enter into Franchising Contracts in any jurisdictions.
          (c) UFOC Disclosure. Since June 30, 2003, each uniform franchise offering circular of the Company and its Subsidiaries (each, an “UFOC)”) was, as of the effective date of such UFOC, in compliance with the applicable disclosure provisions of the FTC Trade Regulation Rule entitled “Disclosure Requirements and Prohibitions Concerning Franchising and Business Opportunity Ventures” (the “FTC Rule”) and the franchise disclosure Laws of those states with which the Company obtained registration or exemption of the franchise offering, except where the failure to comply would not, individually or in the aggregate, have a Company Material Adverse Effect.
          (d) Certain Violations. To the Company’ knowledge, the Company is not subject to a written notice of violation of the FTC Rule or any franchise registration Law, and the Company is not the subject of any cease and desist order issued by the FTC regarding the Company’s franchising activities.
          (e) Exclusivity Arrangements. Except as set forth in the Franchising Contracts, or except as may be granted by operation of law, no franchisee or developer of the Company has a protected territory, exclusive territory, covenant not to compete, right of first refusal, option to acquire additional territories or other similar arrangement with the Company or any of its affiliates (collectively, the “Territorial Rights”) pursuant to which the Company is restricted in any way in its right to own or operate, or license others to own or operate, any business or line of business; or expansion of the franchisee’s territory. Except as may be granted by operation of law, no Franchisee’s Territorial Rights conflict with the Territorial Rights of any other Franchisee.
          (f) Certain Additional Matters. Section 3.8(f) of the Company Disclosure Schedule sets forth a true and complete list of each Franchise of the Company, setting forth the location of such Franchise, the operator thereof, the date of expiration of the applicable Franchise relationship, the royalty rate or other payment arrangements applicable thereto and whether the applicable Franchisee owes any amounts to the Company or any of its Subsidiaries, whether pursuant to a loan, royalty abatement or otherwise.
          (g) No Brokers. The Company and its Subsidiaries do not, and have not, engaged any person or entity to act as a franchise broker in connection with any transaction evidenced by a Franchising Contract.

          (h) No Consent. The Company may enter into this Agreement and consummate the transactions contemplated hereby without the consent of any Franchisee.
          (i) Other Arrangements. Other than each Franchisee’s respective Franchise Agreement, the Company is not a party to any other material arrangement or agreement with such Franchisee, including real property leases, modifications to royalties, franchise fees or any other amounts due to the Company under the terms of the Franchise Agreement, or any other material agreement between the Company and such Franchisee connected with or arising out of the operation of the Franchise.
          SECTION 3.9. Litigation. Except as disclosed in Section 3.9 of the Company Disclosure Schedule, there are no claims, actions, suits, arbitrations, grievances, proceedings or investigations (collectively “Proceedings”) pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries or any of their respective properties or rights of the Company or any of its Subsidiaries or any of their respective officers or directors in their capacity as such, before any Governmental Entity, nor any internal investigations (other than investigations in the ordinary course of the Company’s or any of its Subsidiaries’ compliance programs) being conducted by the Company or any of its Subsidiaries nor have any acts of alleged misconduct by the Company or any of its Subsidiaries been reported to the Company, which would reasonably be expected to result in a Company Material Adverse Effect. Except as disclosed in Section 3.9 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries nor any of their respective properties is subject to any order, judgment, injunction or decree material to the conduct of the businesses of the Company or its Subsidiaries.
          SECTION 3.10. Employee Benefit Plans.
          (a) Section 3.10(a) of the Company Disclosure Schedule sets forth a list of all employee welfare benefit plans (as defined in Section 3(1) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), employee pension benefit plans (as defined in Section 3(2) of ERISA) and all other employment, compensation, consulting, bonus, stock option, restricted stock grant, stock purchase, other cash or stock-based incentive, profit sharing, savings, retirement, disability, insurance, severance, deferred compensation and other similar fringe or employee benefit plans, programs, agreements or arrangements sponsored, maintained, contributed to or required to be contributed to, or entered into by the Company or any other entity, whether or not incorporated, that together with the Company would be deemed a “single employer” for purposes of Section 414 of the Code or Section 4001 of ERISA (an “ERISA Affiliate”) for the benefit of, or relating to, any current or former employee, director or other independent contractor of, or consultant to, the Company or any of its Subsidiaries to which the Company or any subsidiary has any liability (together, the “Employee Plans”).
          (b) The Company has made available to Parent and Merger Sub true and complete copies of (i) all Employee Plans, together with all amendments thereto, (ii) the latest Internal Revenue Service determination letters obtained with respect to any Employee Plan intended to be qualified under Section 401(a) or 501(a) of the Code, (iii) the two most recent annual actuarial valuation reports, if any, (iv) the two most recently filed Forms 5500 together with all related schedules, if any, (v) the “summary plan description” (as defined in ERISA), if any, and all modifications thereto communicated to employees, (vi) any trust documents or other funding vehicles, and (vii) the two most recent annual and periodic accountings of related plan assets.
          (c) Neither the Company or any of its Subsidiaries nor any of their respective directors, officers, employees or agents has, with respect to any Employee Plan, engaged in or been a party to any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA), which could result in the imposition of either a penalty assessed pursuant to Section 502(i) of ERISA or a tax imposed by Section 4975 of the Code, in each case applicable to the Company or any of its Subsidiaries or any Employee Plan.
          (d) All Employee Plans have been approved and administered in accordance with their terms and are in compliance in all material respects with the currently applicable requirements prescribed by all statutes, orders, or governmental rules or regulations currently in effect with respect to such Employee Plans, including, but not limited to, ERISA and the Code.
          (e) There are no pending or, to the knowledge of the Company, threatened material claims, lawsuits or arbitrations (other than routine claims for benefits), relating to any of the Employee Plans, or the assets of any trust for any Employee Plan.
          (f) Each Employee Plan intended to qualify under Section 401(a) of the Code, and the trusts created thereunder intended to be exempt from tax under the provisions of Section 501(a) of the Code, either (i) has received a favorable determination on opinion letter from the Internal Revenue Service to such effect or (ii) is still within the “remedial amendment period,” as described in Section 401(b) of the Code and the regulations thereunder.
          (g) All contributions or payments required to be made or accrued before the Effective Time under the terms of any Employee Plan will have been made by the Effective Time.
          (h) Neither the Company nor any of its ERISA Affiliates contributes, nor within the six-year period ending on the date hereof has any of them contributed or been obligated to contribute, to any plan, program or agreement which is a “multiemployer plan” (as defined in Section 3(37) of ERISA) or which is subject to Section 412 of the Code or Section 302 or Title IV of ERISA.
          (i) No Employee Plan provides medical, surgical, hospitalization, death or similar benefits (whether or not insured) for employees or former employees of the Company or any of its Subsidiaries for periods extending beyond their retirement or other termination of service, other than coverage mandated by applicable Law.
          (j) No condition exists that would prevent the Company or any of its Subsidiaries from amending or terminating any Employee Plan providing health or medical benefits in respect of any active employee of the Company or any of its Subsidiaries in accordance with such Employee Plan’s terms.
          (k) Except as set forth in Section 3.10(k) of the Company Disclosure Schedule, the consummation of the transactions contemplated by this Agreement will not, either alone or in combination with any other event, (i) entitle any current or former employee, director or officer of the Company or any of its Subsidiaries to severance pay or any other payment or benefit, (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee, director or officer or (iii) require the Company to place in trust or otherwise set aside any amounts in respect of severance pay or any other payment or benefit.
          (l) Except for determination letters issued by the Internal Revenue Service with respect to plans intended to qualify under Section 401(a) of the Code, neither the Company, any Subsidiary nor any ERISA Affiliate is a party to any express agreement or understanding, whether written or unwritten, with the Internal Revenue Service, the Department of Labor or the Pension Benefit Guaranty Corporation in regard to any Employee Plan.
          (m) No representations or communications, oral or written, with respect to the participation, eligibility for benefits, vesting, benefit accrual or coverage under any Employee Plan have been made to current or former employees or directors (or any of their representatives or beneficiaries) of the Company or any Subsidiary that are not in accordance with the terms and conditions of the Employee Plans.
          (n) Except as set forth in Section 3.10(n) of the Company Disclosure Schedule, there are no agreements between the Company and any director, officer or employee pursuant to which the Company would be required to make a “parachute payment” (within the meaning of Section 280G(b)(2) of the Code) as a result of the consummation of the transactions contemplated by this Agreement.
          SECTION 3.11. Information Supplied. None of the information to be supplied by the Company specifically for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13E-3 will, on the date on which each such document is first filed with the SEC and on the date it is first mailed to the holders of the Company Common Stock, and on the date of the Company Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If, at any time prior to the date of the Company Shareholders’ Meeting, any event with respect to the Company or any of its Subsidiaries, or with respect to information supplied by or on behalf of the Company specifically for inclusion in the Proxy Statement or the Schedule 13E-3 shall occur which is required to be described in an amendment of, or supplement to, the Proxy Statement or the Schedule 13E-3, such event shall be so described by the Company, and provided in writing to Parent and Merger Sub. All documents that the Company is responsible for filing with the SEC in connection with the transactions contemplated herein, to the extent relating to the Company or its Subsidiaries or other information supplied by the Company for inclusion therein, will comply as to form, in all material respects, with the provisions of the Exchange Act and the respective rules and regulations thereunder, and each such document required to be filed with any Governmental Entity will comply in all material respects with the provisions of applicable Law as to the information required to be contained therein. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to the information supplied or to be supplied by either Merger Sub or Parent for inclusion in the Proxy Statement or the Schedule 13E-3.
          SECTION 3.12. Conduct of Business; Permits; Compliance with Laws. Except as disclosed in Section 3.12 of the Company Disclosure Schedule, the business of the Company and each of its Subsidiaries is not being (and, since December 31, 2002, has not been) conducted (i) in default or violation of any term, condition or provision of the Articles of Incorporation or By-Laws of the Company or the comparable charter documents or by-laws of any of its Subsidiaries, (ii) to the Company’s knowledge, in material default or violation of (X) any Company Material Contract or (Y) any Laws applicable to the Company or any of its Subsidiaries or their respective businesses and material to the business of the Company and its Subsidiaries, taken as a whole. The material permits, licenses, approvals, certifications and authorizations from any Governmental Entity (collectively, “Permits”) held by the Company and each of its Subsidiaries are valid and sufficient for all business presently conducted by the Company and its Subsidiaries, except as would not, individually or in the aggregate, have a Company Material Adverse Effect. Except as set forth on Section 3.12 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has received any claim or notice that the Company or any of its Subsidiaries is not in compliance with, nor, to the knowledge of the Company, is the Company or any Subsidiary of the Company not in compliance with, the terms of any such Permits or any requirements, standards and procedures of the Governmental Entity which issued them, or any limitation or proposed limitation on any Permit, except where the failure to be in compliance would not have a Company Material Adverse Effect. Except as set forth on Section 3.12 of the Company Disclosure Schedule or as would not, individually or in the aggregate, have a Company Material Adverse Effect, none of the Permits will lapse, terminate or otherwise cease to be valid as a result of the consummation of the transactions contemplated hereby.
          SECTION 3.13. Taxes. Except as set forth in Section 3.13 of the Company Disclosure Schedule:
          (a) each of the Company and its Subsidiaries has duly and timely filed all other material Tax Returns required to be filed by it (taking into account extensions), and all such Tax Returns are true, correct and complete in all material respects;
          (b) each of the Company and its Subsidiaries has timely paid all material Taxes required to be paid by it (whether or not shown due on any Tax Return);
          (c) each of the Company and its Subsidiaries has made adequate provision in the consolidated financial statements contained in the Company SEC Reports discussed in Section 3.6(b) (in accordance with GAAP) for all Taxes of the Company and its Subsidiaries not yet due;
          (d) each of the Company and its Subsidiaries has complied with all applicable Laws relating to the payment and withholding of Taxes and has, within the time and manner prescribed by Law, withheld and paid over to the proper tax authorities all amounts required to be withheld and paid over by it, except as would not, individually or in the aggregate, have a Company Material Adverse Effect;
          (e) no pending or threatened audit, proceeding, examination or litigation or similar claim has been commenced or is presently pending with respect to any Taxes or Tax Return of the Company or any of its Subsidiaries;
          (f) no written claim has been made by any tax authority in a jurisdiction where any of the Company or its Subsidiaries does not file a Tax Return that the Company or any of its Subsidiaries is or may be subject to taxation in that jurisdiction, except as would not, individually or in the aggregate, have a Company Material Adverse Effect;
          (g) no material deficiency with respect to any Taxes has been proposed, asserted or assessed in writing against the Company or any of its Subsidiaries; and no requests for waivers of the time to assess any material amount Taxes are pending;
          (h) no outstanding written agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment of any Taxes or deficiencies against the Company or any of its Subsidiaries, and no power of attorney granted by either the Company or any of its Subsidiaries with respect to any Taxes is currently in force; and
          (i) neither the Company nor any of its Subsidiaries is a party to any agreement providing for the allocation or sharing of any material amount of Taxes imposed on or with respect to any individual or other person, and neither the Company nor any of its Subsidiaries (A) has been a member of an affiliated group (or similar state, local or foreign filing group) filing a consolidated U.S. federal income Tax Return (other than the group the common parent of which is the Company) or (B) has any liability for the Taxes of any person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), or as a transferee or successor.
          (j) The federal income Tax Returns of the Company and its Subsidiaries have been examined by and settled with the Internal Revenue Service (or the applicable statutes of limitation have lapsed) for all years through June 30, 2002. All assessments for Taxes due with respect to such completed and settled examinations or any concluded litigation have been fully paid.
          (k) Neither the Company nor any of its Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b).
          (l) There are no Liens for Taxes upon the assets or properties of the Company or any of its Subsidiaries, except for Liens which arise by operation of Law with respect to current Taxes not yet due and payable, except as would not, individually or in the aggregate, have a Company Material Adverse Effect.
          (m) Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (A) change in method of accounting for a taxable period ending on or prior to the Closing Date, (B) “closing agreement,” as described in Section 7121 of the Code (or any corresponding provision of state, local or foreign Law), entered into on or prior to the Closing Date, or (C) ruling received from the Internal Revenue Service.
          (n) The Company has previously delivered or made available to Parent or Merger Sub complete and accurate copies of each of (i) all audit reports, letter rulings, technical advice memoranda and similar documents issued by any tax authority relating to the United States Federal, state, local or foreign Taxes due from or with respect to the Company and its

Subsidiaries and (ii) any closing agreements entered into by any of the Company and its Subsidiaries with any tax authority in each case existing on the date hereof.
          (o) Neither the Company nor any of its Subsidiaries is or has been a United States real property holding corporation (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.
          (p) Neither the Company nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock to which Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code) applies and which occurred within two years of the date of this Agreement.
          SECTION 3.14. Environmental Matters.
          (a) Except as would not, individually or in the aggregate, have a Company Material Adverse Effect: (a) the Company and each of its Subsidiaries is in compliance with all applicable Environmental Laws (which compliance includes, but is not limited to, the possession by the Company and each of its Subsidiaries of all permits and other governmental authorizations required under applicable Environmental Laws, and compliance with the terms and conditions thereof); and (b) neither the Company nor any of its Subsidiaries has received any written communication, whether from a Governmental Entity, citizens group, employee or otherwise, alleging that the Company or any of its Subsidiaries is not in such compliance, and, to the knowledge of the Company, there are no past or present actions, activities, circumstances, conditions, events or incidents that are reasonably likely to prevent or interfere with such compliance in the future.
          (b) Except as set forth in Section 3.14(b) of the Company Disclosure Schedule or as would not, individually or in the aggregate, have a Company Material Adverse Effect, there is no Environmental Claim pending or, to the knowledge of the Company, threatened, against the Company or any of its Subsidiaries or, to the knowledge of the Company, against any Person whose liability for any Environmental Claim the Company or any of its Subsidiaries has or may have retained or assumed either contractually or by operation of law.
          (c) Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, there are no past or present actions, activities, circumstances, conditions, events or incidents, including, without limitation, the Release or presence of any Hazardous Material which could form the basis of any Environmental Claim against the Company or any of its Subsidiaries, or to the knowledge of the Company, against any Person whose liability for any Environmental Claim the Company has or may have retained or assumed either contractually or by operation of law.
          (d) Except as would not have a Company Material Adverse Effect, the Company has made available to Parent and Merger Sub true, complete and correct copies and results of any reports, studies, analyses, tests or monitoring possessed by the Company or any of its Subsidiaries which have been prepared since June 30, 2003 pertaining to Hazardous Materials in, on, beneath or adjacent to any property currently or formerly owned, operated, occupied or leased by the Company or any of its Subsidiaries, or regarding the Company’s or any of its Subsidiaries’ compliance with applicable Environmental Laws.
          SECTION 3.15. Real Property; Title to Assets; Liens.
          (a) Leased Real Property.
          (i) Set forth in Section 3.15(a) of the Company Disclosure Schedule is a list of all real property leased by the Company or any of its Subsidiaries, except for any and all subleases to which the Company is a party as a sublandlord with third parties who rent space in the Company’s stores to perform tax-related services during the annual tax season (January 1 to April 15). Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, each of the leases relating to Leased Real Property is a valid and subsisting leasehold interest of the Company or any of its Subsidiaries, is a valid and binding obligation of the Company or one of its Subsidiaries and, to the knowledge of the Company, each other party thereto, enforceable against the Company or one of its Subsidiaries and, to the knowledge of the Company, each other party thereto in accordance with its terms;
          (ii) except as would not, individually or in the aggregate, have a Company Material Adverse Effect, there are no disputes with respect to any Real Property Lease; and neither the Company nor, to the knowledge of the Company, any other party to each Real Property Lease is in breach or default under such Real Property, and no event has occurred or failed to occur or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under such Real Property Lease;
          (iii) except as disclosed on Section 3.15(a)(iii) of the Company Disclosure Schedule or as would not, individually or in the aggregate, have a Company Material Adverse Effect, no consent by the landlord under the Real Property Leases is required in connection with the consummation of the transaction contemplated herein; and
          (iv) none of the Leased Real Property has been pledged or assigned by the Company or any of its Subsidiaries or is subject to any Liens (other than pursuant to this Agreement or Permitted Liens).
          (b) Owned Real Property. Section 3.15(b) of the Company Disclosure Schedule sets forth a true, correct and complete list of the real property owned by either the Company or any of its Subsidiaries (“Owned Real Property”). Except as specified on Section 3.15(b) of the Company Disclosure Schedule, the Company or one of its Subsidiaries has valid and marketable fee simple title to the Owned Real Property.
          (c) Personal Property. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, each of the Company and its Subsidiaries has good and marketable fee title to, or, in the case of leased assets, has good and valid leasehold interests in, all of its other tangible and intangible assets, used or held for use in, or which are necessary to conduct, the respective business of the Company and its Subsidiaries as currently conducted, free and clear of any Liens, except Permitted Liens.
          SECTION 3.16. Intellectual Property. All Trademark registrations and Trademark applications are set forth in Section 3.16 of the Company Disclosure Schedule, and such Trademarks are valid and enforceable. Except as disclosed in Section 3.16 of the Company Disclosure Schedule: (i) the Company or its Subsidiaries are the sole and exclusive owner of all right, title and interest in or have valid and enforceable rights to use, by license or other agreements, all of the Intellectual Property Rights that are currently used in the conduct of the business of the Company and its Subsidiaries, except where the failure to own or possess such Intellectual Property Rights would not, individually or in the aggregate, have a Company Material Adverse Effect; (ii) no Proceeding has commenced, been brought or heard by or before any Governmental Entity or arbitrator or is pending or is threatened in writing by any third Person with respect to any Intellectual Property Rights owned by the Company or its Subsidiaries or the business of the Company and its Subsidiaries as currently conducted, including any claim or suit that alleges that any such conduct or Intellectual Property Right infringes, impairs, dilutes or otherwise violates the rights of others, and none of the Company or its Subsidiaries is subject to any outstanding injunction, judgment, order, decree, ruling, charge, settlement, or other dispute involving any third party’s Intellectual Property Rights, except as would not, individually or in the aggregate, have a Company Material Adverse Effect; (iii) none of the Company or its Subsidiaries is aware of, or has threatened or initiated, any claim or action against any third party with respect to any Intellectual Property Rights, except for those claims or actions that would not, individually or in the aggregate, have a Company Material Adverse Effect; and (iv) the Company and its Subsidiaries have no knowledge of any conflict with or infringements of any Intellectual Property Rights of any third party which would, individually or in the aggregate, have a Company Material Adverse Effect.
          SECTION 3.17. Material Contracts.
          (a) Except as set forth in Section 3.17 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to or bound by:
          (i) any “material contract” (as defined in Item 601(b) (10) of Regulation S-K of the SEC);
          (ii) any contract or agreement for the purchase of materials or personal property from any supplier or for the furnishing of services to the Company or any of its Subsidiaries that involves future aggregate annual payments by the Company or any of its Subsidiaries of $300,000 or more;
          (iii) any contract or agreement for the sale, license or lease (as lessor) by the Company or any of its Subsidiaries of services, materials, products, supplies or other assets, owned or leased by the Company or any of its Subsidiaries, that involves future aggregate annual payments to the Company or any of its Subsidiaries of $300,000 or more;

          (iv) any material Franchising Contract that results, or is expected to result, in annual revenues to the Company in excess of $300,000;
          (v) Except for Franchising Contracts, any non-competition agreement or any other agreement or obligation which purports to limit the Company or any of its Affiliates from conducting its business as currently conducted;
          (vi) any contract, including any employment, compensation, incentive, retirement, loan or severance arrangements, with any current stockholder, director or officer of the Company or any Subsidiary of the Company;
          (vii) any joint venture, product development, research and development and limited partnership agreements or arrangements involving a sharing of profits, losses, costs or liabilities by the Company or any Subsidiary of the Company with any other Person;
          (viii) mortgages, indentures, loan or credit agreements, security agreements and other agreements and instruments relating to the borrowing or guarantee of money or extension of credit in any case in excess of $300,000;
          (ix) any standby letter of credit, performance or payment bond, guarantee arrangement or surety bond of any nature involving amounts in excess of $300,000;
          (x) other contracts not in the ordinary course of business involving annual payments made to or by the Company in excess of $300,000;
          (xi) any contract for the sale of any of the assets of the Company or any Subsidiary (whether by merger, sale of stock, sale of assets or otherwise) or for the grant to any Person of any preferential rights to purchase any of its assets (whether by merger, sale of stock, sale of assets or otherwise), in each case, for consideration in excess of $300,000 individually, or $1,000,000 in the aggregate;
          (xii) any contract relating to the ownership, management or control of any Person in which the Company or a Subsidiary owns any equity interest other than direct and indirect wholly owned Subsidiaries of the Company or another Subsidiary of the Company;
          (xiii) any contract, agreement or arrangement to allocate, share or otherwise indemnify for Taxes; or
          (xiv) any contract, agreement, license or arrangement (i) granting or obtaining any right to use any material Intellectual Property Rights (other than contracts, agreements, licenses or arrangements granting rights to use readily available commercial Software having an acquisition price of less than $300,000 per contract, agreements, license or arrangement) or (ii) restricting the Company’s right, or permitting third Persons to use, any material Intellectual Property Rights.
          The foregoing contracts and agreements to which the Company or any of its Subsidiaries is a party or is bound are collectively referred to herein as “Company Material Contracts.”
          (b) (i) Each Company Material Contract is valid and binding on the Company or one of its Subsidiaries and, to the knowledge of the Company, each other party thereto, and is in full force and effect, (ii) the Company or one of its Subsidiaries, as applicable, and, to the knowledge of the Company, each other party thereto, has performed all material obligations required to be performed by it to date under each Company Material Contract; or (iii) neither the Company nor any of its Subsidiaries, as applicable, nor, to the knowledge of the Company, any other party thereto, has violated or defaulted in any material respect or terminated, nor has the Company or any of its Subsidiaries, as applicable, nor, to the knowledge of the Company, any other party thereto, given or received notice of, any material violation or default or any termination under (nor, to the knowledge of the Company, does there exist any condition which with the passage of time or the giving of notice or both would result in such a violation, default or termination under) any Company Material Contract. The Company has provided, or made available, to Parent and Merger Sub true and correct copies of each of the Company Material Contracts.
          SECTION 3.18. Insurance. Section 3.18 of the Company Disclosure Schedule sets forth a true and complete list of all of the Insurance Policies (the “Insurance Policies”) of the Company and its Subsidiaries as of the date hereof. Each Insurance Policy is in full force and effect and is valid, outstanding and enforceable, except where the failure to be in effect would not, individually or in the aggregate, have a Company Material Adverse Effect. None of the Insurance Policies will terminate or lapse (or be affected in any other materially adverse manner) by reason of the transactions contemplated by this Agreement, except where such termination or lapse would not, individually or in the aggregate, have a Company Material Adverse Effect. Each of the Company and its Subsidiaries has complied with the provisions of each Insurance Policy under which it is the insured party, except where the failure to comply would not, individually or in the aggregate, have a Company Material Adverse Effect. Since July 1, 2002, no insurer under any Insurance Policy has cancelled or generally disclaimed liability under any such policy or, to the Company’s knowledge, indicated any intent to do so or not to renew any such policy.
          SECTION 3.19. Collective Bargaining; Labor Disputes; Compliance.
          (a) The Company and its Subsidiaries are and have been since June 1, 2003 in compliance in all material respects with all notice and other requirements under the Worker Adjustment and Retraining Notification Act of 1988 (the “WARN Act”). Except as set forth on Section 3.19(a) of the Company Disclosure Schedule, none of the Employees of the Company and any of its Subsidiaries has suffered an “employment loss” (as defined in the WARN Act) within the three-month period prior to the date of this Agreement.
          (b) None of the Company or its Subsidiaries has been, or is now, a party to any collective bargaining agreement or other labor contract and (a) there is no unionization or organizational activity relating to the employees of, or affecting, the Company; and (b) there is not threatened any strike, slowdown, picketing, work stoppage, work slowdown or employee grievance process involving the Company or any of its Subsidiaries. No application or petition for an election of or for certification of a collective bargaining agent is pending and no grievance, unfair labor practice charge or arbitration proceeding exists that would reasonably be expected to have a Company Material Adverse Effect. There is no lockout of any employees by the Company or its Subsidiaries, and no such action is contemplated by the Company or any of its Subsidiaries. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect or otherwise set forth in Section 3.19 of the Company Disclosure Schedule, there has been no charge of discrimination filed or, to the Company’s knowledge, threatened against the Company or any of its Subsidiaries with the EEOC or similar Governmental Entity. The Company is in compliance with all federal and state Laws respecting employment, including, but not limited to, gender, race, disability, national origin or age discrimination, the Occupational Safety and Health Act of 1970, as amended, the Family and Medical Leave Act of 1993, as amended, and federal and state Laws regarding wages and hours, except where the failure to so comply would not, individually or in the aggregate, have a Company Material Adverse Effect.
          SECTION 3.20. Transactions with Affiliates. All transactions, agreements, arrangements or understandings between the Company or any of its Subsidiaries, on the one hand, and the Company’s affiliates (other than wholly-owned subsidiaries of the Company) or other Persons, on the other hand (an “Affiliate Transaction”), that are required to be disclosed in the Company SEC Reports in accordance with Item 404 of Regulation S-K under the Securities Act have been so disclosed. Any Affiliate Transaction at the time it was entered into and as of the time of any amendment or renewal thereof contained such terms, provisions and conditions as were at least as favorable to the Company or any of its Subsidiaries as would have been obtainable by the Company or any of its Subsidiaries in a similar transaction with an unaffiliated third party.
          SECTION 3.21. Brokers. Except for UBS Securities LLC (“UBS” ), no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company. The Company has made available to Parent and Merger Sub true and complete information concerning the financial and other arrangements between the Company and its Subsidiaries and UBS pursuant to which UBS would be entitled to any payment as a result of the transactions contemplated hereby.
          SECTION 3.22. Board Action. The Board of Directors, acting upon the unanimous recommendation of the Special Committee, at a meeting duly called and held, at which all of the directors were present, duly and unanimously (with one director abstaining): (i) approved and adopted this Agreement and the transactions contemplated hereby, including the Merger; (ii) resolved to recommend that this Agreement and the transactions contemplated hereby, including the Merger, be submitted for consideration by the Company’s shareholders at the Company Shareholders’ Meeting; (iii) resolved to recommend that the shareholders of the Company approve this Agreement and the transactions contemplated hereby, including the Merger; and (iv) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to and in the best interests of the shareholders of the Company.

          SECTION 3.23. Opinion of Financial Advisor. The Special Committee has received the written opinion (or oral opinion to be confirmed in writing) of UBS, the Special Committee’s financial advisor, dated June 6, 2006, to the effect that, as of such date, the Merger Consideration to be received by holders of Company Common Stock (other than certain affiliates of the Company) is fair, from a financial point of view, to such holders.
          SECTION 3.24. Control Share Acquisition. No restrictive provision of any “fair price,” “moratorium,” “control share acquisition,” “business combination,” “stockholder protection,” “interested shareholder” or other similar anti-takeover statute or regulation (each, a “Takeover Statute”) or any restrictive provision of the Articles of Incorporation or By-Laws of the Company or comparable organizational documents of any of its Subsidiaries is, or at the Effective Time will be, applicable to the Company, its Subsidiaries, Parent, Merger Sub, Company Common Stock, the Merger or any other transaction contemplated by this Agreement.
          SECTION 3.25. Vote Required. The affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock is the only vote of the Company’s shareholders necessary (under applicable Law or otherwise), to approve this Agreement, and the transactions contemplated by this Agreement, including the Merger (the “Company Shareholder Approval”).
ARTICLE IV
COVENANTS AND AGREEMENTS
          SECTION 4.1. Conduct of Business by the Company Pending the Merger. The Company covenants and agrees on behalf of itself and its Subsidiaries that, between the date of this Agreement and the Effective Time, except as contemplated by this Agreement or as required by Law, or unless Parent and Merger Sub shall otherwise consent in writing, which consent shall not be unreasonably withheld or delayed, the businesses of the Company and its Subsidiaries shall be conducted only in, and the Company shall not, and the Company shall not permit any of its Subsidiaries to, take any action except (i) in the ordinary course of business and in a manner consistent with past practice or (ii) as set forth in Section 4.1 of the Company Disclosure Schedule; and the Company will use its commercially reasonable efforts to preserve substantially intact the business organization of the Company and its Subsidiaries, to keep available the services of the present officers, employees and consultants of the Company and its Subsidiaries, to preserve the present relationships of the Company and its Subsidiaries with customers, clients, suppliers and other Persons with which the Company and its Subsidiaries have significant business relations and pay all applicable federal and material state, local and foreign Taxes when due and payable (other than those Taxes the payment of which the Company or one of its Subsidiaries challenges in good faith in appropriate proceedings) and to maintain in full force and effect all Permits necessary for the conduct of the business of the Company and its Subsidiaries as currently conducted. Without limiting the generality of the foregoing, except as (x) expressly contemplated by this Agreement or (y) set forth in Section 4.1 of the Company Disclosure Schedule, the Company shall not, and shall not permit any of its Subsidiaries, without the prior written consent of Parent and Merger Sub, which consent shall not be unreasonably withheld or delayed, to:

          (a) amend (i) its Restated Articles of Incorporation or Amended and Restated By-Laws or comparable organizational documents or (ii) any material term of any outstanding security issued by the Company or any of its Subsidiaries;
          (b) (i) declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to its capital stock (other than dividends paid by wholly-owned Subsidiaries of the Company to the Company or another wholly-owned Subsidiary of the Company), (ii) except as set forth on Section 4.1(b) of the Company Disclosure Schedule, redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or other securities, (iii) issue, sell, pledge, dispose of or encumber any (A) shares of its capital stock, (B) securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of its capital stock or (C) other securities of the Company or any of its Subsidiaries, other than (1) shares of Company Common Stock issued upon the exercise of Options outstanding on the date hereof in accordance with the Option Plans as in effect on the date hereof, (2) an aggregate of 100,000 shares of Company Common Stock (in the form of stock options) to be granted to existing or prospective employees in the ordinary course of business consistent with past practice, or (3) shares issuable upon conversion of the Company’s convertible promissory notes outstanding on the date hereof, or (iv) split, combine or reclassify any of its outstanding capital stock or issue or authorize or propose the issuance of any of other securities in respect of, in lieu of or in substitution for, shares of its capital stock;
          (c) other than the acquisition of stores and related property and assets (by asset purchase, merger, consolidation, equity purchase or by any other manner) in the ordinary course of business consistent with past practice the cost of which to the Company would be less than $2 million for each such acquired store (and related property and assets), acquire or agree to acquire (i) by merging or consolidating with, or by purchasing a substantial portion of the equity interests of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof or (ii) any assets, including real estate, except, with respect to clause (ii) above, purchases of equipment and supplies in the ordinary course of business consistent with past practice;
          (d) except in the ordinary course of business consistent with past practice, materially amend, enter into or terminate any Company Material Contract, or waive, release or assign any material rights or claims thereunder;
          (e) transfer, lease, license, sell, mortgage, pledge, dispose of, encumber or subject to any Lien any property or assets or cease to operate any assets, other than sales of excess or obsolete assets in the ordinary course of business consistent with past practice;
          (f) except as required to comply with applicable Law or this Agreement and except for salary increases or bonuses payable in accordance with any Employee Plan existing as of the date hereof and in the ordinary course of business consistent with past practice, (i) adopt, enter into, terminate, amend or increase the amount or accelerate the payment or vesting of any benefit or award or amount payable under any Employee Plan or other arrangement for the current or future benefit or welfare of any director, officer or employee, other than in the case of employees who are not officers or directors or to the extent necessary to avoid adverse tax consequences under Section 409A of the Code and the proposed regulations and guidance thereunder, (ii) increase in any manner the compensation or fringe benefits of, or pay any bonus to, any director, officer or employee, (iii) other than benefits accrued through the date hereof and other than for employees other than officers or directors of the Company, pay any benefit not provided for under any Employee Plan as in effect on the date hereof, (iv) other than bonuses earned through the date hereof and other than in the ordinary course of business consistent with past practice for employees other than officers and directors, grant any awards under any bonus, incentive, performance or other compensation plan or arrangement or Employee Plan; provided that, except as provided in Section 4.1(b)(iii)(C)(2) of this Agreement, there shall be no grant or award to any director, officer or employee of stock options, restricted stock, stock appreciation rights, stock based or stock related awards, performance units, units of phantom stock or restricted stock, or any removal of existing restrictions in any Employee Plan or agreements or awards made thereunder or (v) take any action to fund or in any other way secure the payment of compensation or benefits under any employee plan, agreement, contract or arrangement or Employee Plan;
          (g) except for drawdowns on the Company’s Credit Agreement in the ordinary course of business, consistent with past practice, (i) incur or assume any material indebtedness, (ii) modify any material indebtedness or other liability in a manner that adversely affects the Company, (iii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person, except in the ordinary course of business and consistent with past practice or (iv) except for loans made as part of the ordinary course of business operations of the Company and its Subsidiaries and advances or prepayments in the ordinary course of business (which, for purposes of this Agreement shall include any financing not to exceed $2 million that the Company may provide to any potential purchaser of Company-owned stores which the Company desires to sell in the ordinary course of business) in amounts consistent with past practice, make any loans, advances or capital contributions to, or investments in, any other Person (other than customary loans or advances to employees in accordance with past practice);
          (h) change any accounting policies or procedures (including procedures with respect to reserves, revenue recognition, payments of accounts payable and collection of accounts receivable) used by it unless required by the Company’s registered independent public auditors, applicable law or GAAP;
          (i) make any material Tax election or material change in any Tax election, amend any Tax Returns or enter into any settlement or compromise of any Tax liability of the Company or its Subsidiaries in an amount in excess of $100,000;
          (j) pay, discharge, satisfy, settle or compromise any claim, litigation or any legal proceeding, except for any settlement or compromise involving less than $250,000, but subject to an aggregate maximum of $250,000, including all fees, costs and expenses associated therewith but excluding from such amounts any contribution from any insurance company or other parties to the litigation;
          (k) enter into any negotiation with respect to, or adopt or amend in any respect, any collective bargaining agreement;

          (l) adopt or amend in any respect, any work rule or practice, or any other labor-related agreement or arrangement, other than in the ordinary course of business consistent with past practice;
          (m) enter into any material agreement or arrangement with any of its officers, directors, employees or any “affiliate” or “associate” of any of its officers or directors (as such terms are defined in Rule 405 under the Securities Act);
          (n) enter into any agreement, arrangement or contract to allocate, share or otherwise indemnify for Taxes; or
          (o) make, authorize or agree to make any capital expenditures (other than in connection with the acquisition of stores, which is addressed in subparagraph (c) above), or enter into any agreement or agreements providing for such payments (1) from the date hereof through June 30, 2006, except to the extent provided for in the capital expenditure budget previously provided to Parent and (2) from July 1, 2006, through the earlier of the Effective Time or the Termination Date, in an aggregate amount exceeding $5,000,000 for each quarterly period.
          SECTION 4.2. No Solicitation.
          (a) The Company agrees that, following the date of this Agreement and prior to the earlier of the Effective Time or the Termination Date, neither it nor any of its Subsidiaries shall, and that it shall use reasonable best efforts to cause its and each of its Subsidiaries’ officers, directors, employees, advisors and agents not to, directly or indirectly, (i) knowingly solicit, initiate or encourage any Company Acquisition Proposal, (ii) provide any non-public information or data to any Person relating to or in connection with a Company Acquisition Proposal, engage in any discussions or negotiations concerning a Company Acquisition Proposal, or otherwise take any action to knowingly facilitate any effort or attempt to make or implement a Company Acquisition Proposal, (iii) approve, recommend, agree to or accept, or propose publicly to approve, recommend, agree to or accept, any Company Acquisition Proposal, or (iv) approve, recommend, agree to or accept, or propose to approve, recommend, agree to or accept, or execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement related to any Company Acquisition Proposal. Without limiting the foregoing, any violation of the restrictions set forth in the preceding sentence by any of the Company’s Subsidiaries or any of the Company’s or the Company Subsidiaries’ officers, directors, employees, agents or representatives (including any investment banker, attorney or accountant retained by the Company or the Company Subsidiaries) shall be a breach of this Section 4.2(a) by the Company. The Company agrees that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any Company Acquisition Proposal (except with respect to the transactions contemplated by this Agreement). Notwithstanding the foregoing, for a period ending on the thirtieth (30th) day following the date hereof, the Company may directly or indirectly through advisors, agents or other intermediaries (i) solicit and encourage a Company Acquisition Proposal from any Person, (ii) provide non-public information or data to any Person with which it has entered into a confidentiality agreement containing terms no less restrictive on such Person than the terms contained in the Confidentiality Agreement and (iii) engage in discussions or negotiations concerning a Company Acquisition Proposal with any such Person; provided that (A) the Company shall promptly provide to Parent and Merger Sub any material non-public information that is provided to any such Person which has not previously been provided to Parent and Merger Sub and (B) the Company shall keep Parent reasonably informed on a reasonably prompt basis of the status of any such discussions or negotiations.
          (b) Notwithstanding Section 4.2(a), nothing contained in this Agreement shall prevent the Company or the Company Board (acting through the Special Committee) from, prior to the adoption of this Agreement by the holders of Company Common Stock, engaging in any discussions or negotiations with, or providing any non-public information to, any Person, if and only to the extent that (i) the Company receives from such Person a bona fide Company Superior Proposal, or a Company Acquisition Proposal, which was not solicited in violation of Section 4.2(a), and which the Company Board (acting through the Special Committee) concludes in good faith (after consultation with its legal and financial advisors) would reasonably be expected to result in a Company Superior Proposal, (iii) prior to providing any non-public information or data to any Person in connection with a proposal by any such Person, the Company Board (acting through the Special Committee) receives from such Person an executed confidentiality agreement containing terms no less restrictive on such Person than the terms contained in the Confidentiality Agreement, and (iv) prior to providing any non-public information or data to any Person or entering into discussions or negotiations with any Person, the Company Board (acting through the Special Committee) notifies Parent promptly of any such inquiry, proposal or offer received by, any such information requested from, or any such discussions or negotiations sought to be initiated or continued with, the Company, any Subsidiary of the Company or any of their respective officers, directors, employees, advisors and agents indicating, in connection with such notice, the material terms and conditions of the Company Acquisition Proposal and the identity of the Person making such Company Acquisition Proposal. The Company agrees that it shall keep Parent reasonably informed, on a reasonably prompt basis, of the status and material terms of any such proposals or offers and the status of any such discussions or negotiations and will notify Parent promptly of any determination by the Company Board (acting through the Special Committee) that a Company Superior Proposal (as hereinafter defined) has been made.
          (c) Notwithstanding anything in this Agreement to the contrary, at any time prior to the adoption of this Agreement by the holders of Company Common Stock, the Company Board (acting through the Special Committee) may, if it concludes in good faith (after consultation with its legal advisors) that failure to do so would be inconsistent with its obligations to comply with its fiduciary duties under applicable Law, withdraw, modify or change its recommendation of this Agreement and the Merger, but only at a time that is after the third business day following Parent’s receipt of written notice from the Company advising Parent of its intention to do so. Notwithstanding the foregoing, unless and until this Agreement shall have been terminated in accordance with its terms, the Company shall comply with its obligations under Section 5.2 whether or not the Company Board (acting through the Special Committee) withdraws, modifies or changes its recommendation regarding this Agreement or recommends any other offer or proposal. Any action pursuant to this Section 4.2(c) shall not constitute a breach of the Company’s representations, warranties, covenants or agreements contained in this Agreement.

          (d) Nothing in this Agreement shall prohibit the Company from taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or from making any disclosure to the Company’s shareholders if the Company Board (acting through the Special Committee) (after consultation with its legal advisors), concludes that its failure to do so would be inconsistent with its fiduciary duties to the Company’s shareholders under applicable Law.
ARTICLE V
ADDITIONAL AGREEMENTS
          SECTION 5.1. Proxy Statement and the Schedule 13E-3. In connection with the Company Shareholders’ Meeting, the Company will, (i) as promptly as reasonably practicable after the date of this Agreement, prepare the Proxy Statement and the Schedule 13E-3 and file, jointly with Parent and Merger Sub, the Proxy Statement and the Schedule 13E-3 with the SEC as promptly as reasonably practicable, (ii) respond, as promptly as reasonably practicable, to any comments received from the SEC with respect to such filing and will provide copies of such comments to Parent and Merger Sub promptly upon receipt and copies of proposed responses to Parent and Merger Sub a reasonable time prior to filing to allow meaningful comment, (iii) as promptly as reasonably practicable, prepare and file (after Parent and Merger Sub have had a reasonable opportunity to review and comment on) any amendments or supplements necessary to be filed in response to any SEC comments or as required by law, (iv) use its reasonable best efforts to have the SEC confirm that it has no further comments on the Proxy Statement and the Schedule 13E-3 and thereafter mail to its shareholders, as promptly as reasonably practicable, the Proxy Statement and all other customary proxy or other materials for meetings such as the Company Shareholders’ Meeting, (v) to the extent required by applicable Law, as promptly as reasonably practicable, prepare, file and distribute to the Company shareholders any supplement or amendment to the Proxy Statement and the Schedule 13E-3 if any event shall occur which requires such action at any time prior to the Company Shareholders’ Meeting, and (vi) otherwise use reasonable best efforts to comply with all requirements of Law applicable to the Company Shareholders’ Meeting and the Merger. Parent and Merger Sub shall cooperate with the Company in connection with the preparation of the Proxy Statement and filing of the Schedule 13E-3, including promptly furnishing the Company upon request with any and all information as may be required to be set forth in the Proxy Statement and the Schedule 13E-3 under applicable Law. The Company will provide Parent and Merger Sub a reasonable opportunity to review and comment upon the Proxy Statement and the Schedule 13E-3 or any amendments or supplements thereto, prior to mailing the Proxy Statement and filing the Schedule 13E-3 to its shareholders.
          SECTION 5.2. Meeting of Shareholders of the Company. The Company shall (i) take all action necessary to duly call, give notice of, convene and hold the Company Shareholders’ Meeting for the purpose of obtaining the approval of this Agreement by the Company shareholders in accordance with applicable Law, as promptly as reasonably practicable, after the SEC confirms that it has no further comments on the Proxy Statement and the Schedule 13E-3, (ii) use reasonable best efforts to solicit the approval of this Agreement by the Company shareholders, and (iii) except to the extent that the Company Board (acting through the Special Committee, to the extent such committee still exists) shall have withdrawn or modified its approval or recommendation of this Agreement as permitted by Section 4.2(c) and 4.2(d) hereof, include in the Proxy Statement the recommendation of the Company Board (acting upon the recommendation of the Special Committee) that the shareholders of the Company approve this Agreement (the “Recommendation”).
          SECTION 5.3. Additional Agreements. The Company, Merger Sub and Parent will each comply in all material respects with all applicable Laws and with all applicable rules and regulations of any Governmental Entity in connection with its execution, delivery and performance of this Agreement and the transactions contemplated hereby.
          SECTION 5.4. Notification of Certain Matters. The Company shall give prompt notice to Parent and Merger Sub and Parent and Merger Sub shall give prompt notice to the Company, of (a) the occurrence or non-occurrence of any fact, event or circumstance whose occurrence or nonoccurrence would be likely to cause any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date hereof to the Effective Time, (b) any material failure of the Company, Parent or Merger Sub, as the case may be, or any officer, director, employee or agent thereof, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder and (c) the occurrence or non-occurrence of any fact, event or circumstance which has or is reasonably expected to result in a Company Material Adverse Effect; provided, however, that the delivery of any notice pursuant to this Section 5.4 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.
          SECTION 5.5. Access to Information.
          (a) From the date hereof to the Effective Time, the Company shall, and shall cause its Subsidiaries and their respective directors, officers, directors, employees, auditors and agents to, afford the directors, officers, employees, environmental and other consultants, attorneys, accountants, financial advisors, representatives and agents of Parent and Merger Sub reasonable access at all reasonable times to its directors, officers, employees, representatives, agents, properties, offices and other facilities and to all information systems, contracts, books and records (including Tax Returns, audit work papers and insurance policies), and shall furnish Parent and Merger Sub with all financial, operating and other data and information Parent and Merger Sub through their directors, officers, employees, consultants or agents, may reasonably request. No information received pursuant to this Section 5.5 shall affect or be deemed to modify or update any of the representations and warranties of the Company and its Subsidiaries contained in this Agreement.
          (b) Each of Parent and Merger Sub agrees that it shall, and shall cause its affiliates and each of their respective officers, directors, employees, financial advisors, consultants and agents to, hold in strict confidence all data and information obtained by them from the Company in accordance with the Confidentiality Agreement, which shall survive the execution an delivery of this Agreement, and any termination of this Agreement pursuant to Section 7.1 hereof.
          SECTION 5.6. Public Announcements. Parent, Merger Sub and the Company shall consult with each other before issuing any press release or otherwise making any public statements or announcements with respect to the Merger and shall not issue any such press release or make any such public statement before such consultation, except as may be required by applicable Law or stock exchange rules, in which case, the party desiring to make a public statement or disclosure shall consult with the other parties and permit them opportunity to review and comment on the proposed disclosure to the extent reasonably practicable under the circumstances.
          SECTION 5.7. Approval and Consents; Cooperation.
          (a) Each of the Company, Parent and Merger Sub shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary or proper on their part under this Agreement and applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement as soon as practicable, including (a) preparing and filing as promptly as practicable all documentation to effect all necessary applications, notices, petitions, filings, Tax ruling requests and other documents and to obtain as promptly as practicable all consents, waivers, licenses, orders, registrations, approvals, Permits, Tax rulings and authorizations necessary to be obtained from any third party and/or any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement (including, but not limited to, those approvals, consents, orders, registrations, declarations and filings set forth in Section 3.5(b) of the Company Disclosure Schedule (collectively, the “Required Approvals”), (b) taking all reasonable steps as may be necessary to obtain all such Required Approvals and (c) obtaining estoppel certificates with respect to each Leased Real Property. Without limiting the generality of the foregoing, each of the Company, Parent and Merger Sub agree to make all necessary filings in connection with the Required Approvals as promptly as practicable after the date of this Agreement, and to use its commercially reasonable efforts to furnish or cause to be furnished, as promptly as practicable, all information and documents requested with respect to such Required Approvals, and shall otherwise cooperate with any applicable Governmental Entity or third party in order to obtain any Required Approvals in as expeditious a manner as possible. Each of the Company, Parent and Merger Sub shall use its commercially reasonable efforts to resolve such objections, if any, as any Governmental Entity may threaten or assert with respect to this Agreement and the transactions contemplated hereby in connection with the Required Approvals. The Company, Parent and Merger Sub each shall, upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, affiliates, directors, officers and shareholders and such other matters as may reasonably be necessary in connection with the Proxy Statement or any other statement, filing, Tax ruling request, notice or application made by or on behalf of the Company, Parent or any of their respective Subsidiaries to any third party and/or Governmental Entity in connection with the Merger or the other transactions contemplated by this Agreement.
          (b) In furtherance and not in limitation of the provisions of Section 5.7(a) hereof, each of the Company, Parent and Merger Sub shall take all action reasonably necessary to obtain the approval of the Merger and the other transactions contemplated by this Agreement under the HSR Act and any other applicable Laws governing competition. As soon as practicable after the date hereof, but in any event within ten (10) business days thereafter, the Company, Parent and Merger Sub shall file Notification and Report Forms with the DOJ and the FTC with respect to the Merger and the other transactions contemplated hereby. Each of the parties shall use its commercially reasonable efforts to cooperate with the other parties hereto in connection with such filing, and each such party shall respond as promptly as practicable to all requests or inquiries received from the FTC or DOJ for additional documentation or information in connection therewith.
          SECTION 5.8. Further Assurances. In case at any time after the Effective Time any further action is reasonably necessary to carry out the purposes of this Agreement or the transactions contemplated by this Agreement, the proper officers of the Company, Parent and the Surviving Corporation shall take any such reasonably necessary action.
          SECTION 5.9. Director and Officer Indemnification and Insurance.
          (a) Subject to the limitations on indemnification contained in the TBCA and the Articles of Incorporation of the Company, the Company and, after the Effective Time, the Surviving Corporation, shall indemnify and hold harmless, to the fullest extent permitted by applicable Law, each present and former director and officer of the Company (collectively, the “Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation arising out of or pertaining to the fact that the Indemnified Party is or was an officer, director, employee or agent of the Company or any Subsidiary, a fiduciary under any Employee Benefit Plan of the Company or any of its Subsidiaries or is or was serving at the request of the Company or any Company Subsidiary as a director, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, employee benefit plan, trust or other enterprise, or matters existing or occurring at or prior to the Effective Time (including this Agreement and the transactions and actions contemplated hereby) (and Parent and the Surviving Corporation shall, jointly and severally, pay expenses in advance of the final disposition of any such claim, action, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted under applicable Law, provided that such Indemnified Party provides an undertaking to repay such expenses if such person is determined to not be entitled to indemnification). The rights of each Indemnified Person under this Section 5.9 shall be in addition to any rights such Indemnified Person may have under the Articles of Incorporation of the Company, or under any Texas Law or any other applicable Laws or under any agreement of such Indemnified Person with the Company or any Company Subsidiary. The Company and the Surviving Corporation will cooperate in the defense of any such matter; provided, however, that neither the Company nor the Surviving Corporation shall be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld); and further, provided, that neither the Company nor the Surviving Corporation shall be obliged pursuant to this Section 5.9 to pay the fees and disbursements of more than one counsel for all Indemnified Parties in any single action. The Articles of Incorporation and By-Laws of the Company shall not be amended, repealed or otherwise modified for a period of six years from the Closing Date in any manner that would adversely affect the rights thereunder of any such individuals.
          (b) For a period of not less than six years after the Effective Time, the Surviving Corporation shall be required to maintain or obtain officers’ and directors’ liability insurance or a “tail” policy covering the Indemnified Parties who are currently covered by the Company’s officers and directors liability insurance policy on terms not less favorable than those in effect on the date hereof in terms of coverage and amounts, and containing substantially similar terms and conditions as existing policies; provided, however, that the Surviving

Corporation may substitute therefor policies issued by an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with at least the same coverage and amounts and containing terms and conditions that are no less advantageous to the covered persons than the Company’s existing policies; provided further, that in no event shall the Surviving Corporation be required to expend more than an amount per year equal to 200% of current annual premiums paid by the Company for such insurance to maintain or procure insurance coverage pursuant hereto, in which case, the Surviving Corporation shall provide the maximum coverage that is then available for 200% of such annual premiums. This Section 5.9 shall survive the consummation of the Merger. Notwithstanding Section 8.7, this Section 5.9 is intended to be for the benefit of and to grant third-party rights to Indemnified Parties whether or not parties to this Agreement, and each of the Indemnified Parties shall be entitled to enforce the covenants contained herein.
          (c) Parent and the Surviving Corporation shall indemnify any Indemnified Parties against all reasonable costs and expenses (including attorneys’ fees and expenses), such amounts to be payable in advance upon request as provided in Section 5.9(a) (including the undertaking required therein), relating to the enforcement of such Indemnified Parties’ rights under this Section 5.9 or under any charter, bylaw or contract regardless of whether such Indemnified Party is ultimately determined to be entitled to indemnification hereunder or thereunder.
          (d) If the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation assume the obligations set forth in this Section 5.9. The Surviving Corporation shall not, and Parent shall cause the Surviving Corporation not to, sell, transfer, distribute or otherwise dispose of any of its assets in a manner that would reasonably be expected to render the Surviving Corporation unable to satisfy its obligations under this Section 5.9.
          SECTION 5.10. Continuation of Employee Benefits.
          (a) For a period beginning at the Effective Time and ending no earlier than the first anniversary thereof, Parent or its affiliates shall provide to employees of the Company and its affiliates who continue employment with Parent or any of its affiliates (“Continuing Employees”) benefits (other than with respect to equity-based compensation) that are no less favorable, in the aggregate, to the benefits provided to the Continuing Employees immediately prior to the Closing Date (excluding equity-based compensation).
          (b) From and after the Effective Time, Parent shall cause the Surviving Corporation and its Subsidiaries to honor in accordance with their terms all existing employment, severance, consulting and salary continuation agreements between the Company and any current or former officer, director, Employee or consultant of the Company or group of such officers, directors, Employees or consultants described on Section 5.10 of the Company Disclosure Schedule. Nothing in this Section 5.10 or this Agreement shall alter the at-will nature of the employment of each Employee of the Company and its Subsidiaries, or shall otherwise obligate Parent or the Surviving Corporation to employ or otherwise retain any Employee for a certain length of time. Nothing in this Section 5.10 or this Agreement creates, or is intended to create, any employment agreement or contract, whether express or implied.
          (c) To the extent permitted under any applicable Law, each employee of the Company and its Subsidiaries shall be given credit for all service with the Company (or service credited by the Company) under all employee benefit plans, program policies and arrangements maintained by the Surviving Corporation in which they participate or in which they become participants for purposes of eligibility, vesting and benefit accrual, including for purposes of determining (i) short-term and long-term disability benefits, (ii) severance benefits, (iii) vacation benefits and (iv) benefits under any retirement plan; provided that credit need not be given for service to the extent such credit would result in duplication of benefits.
          (d) To the extent of any changes in medical, dental or health plans covering Continuing Employees after the Effective Time, and to the extent permissible under such plans, Parent shall cause such plan to (i) waive any preexisting condition limitations to the extent such conditions were covered under the applicable medical, health or dental plans of the Company and (ii) waive any waiting period limitation or evidence of insurability requirement which would otherwise be applicable to such employee on or after the Effective Time to the extent such employee had satisfied any similar limitation or requirement under an analogous Company plan prior to the Effective Time.
          SECTION 5.11. Financing.
          (a) Parent and Merger Sub shall use their commercially reasonable efforts to arrange the Debt Financing on the terms and conditions described in the Debt Commitment Letter, including using commercially reasonable efforts to (i) negotiate definitive agreements with respect thereto on the terms and conditions contained therein (including any related flex provisions) or on other terms not materially less beneficial to Parent and Merger Sub, (ii) satisfy on a timely basis all conditions applicable to Parent and Merger Sub in such definitive agreements that are within its control (including by consummating the Equity Investment pursuant to the terms of the Equity Commitment Letter) and (iii) consummate the Financing at Closing. Subject to the Closing of the Debt Financing or the Alternative Debt Financing (as defined below) concurrently therewith, Parent and Merger Sub shall obtain the Financing contemplated by the Equity Commitment Letter. In the event any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter, Purchaser shall use its commercially reasonable efforts to arrange to obtain alternative financing (“Alternative Debt Financing”), including from alternative sources, on terms that are not materially less beneficial to Parent and Merger Sub as promptly as practicable following the occurrence of such event. Parent and Merger Sub shall give the Company prompt notice upon becoming aware of any breach by any party of the Debt Commitment Letter or any termination of the Debt Commitment Letter. Parent and Merger Sub shall keep the Company informed on a reasonably current basis in reasonable detail of the status of its efforts to arrange the Financing and shall not permit any material amendment or modification to be made to, or any waiver of any material provision or remedy under, the Debt Commitment Letter without the prior written consent of the Company (such consent not to be unreasonably withheld or delayed). Parent and Merger Sub shall provide notice to the Company promptly upon receiving the Debt Financing. Parent and Merger Sub shall not permit any amendment or modification to be made to, or any waiver of any material provision or remedy under, the Equity Commitment Letter without the prior written consent of the Company (such consent not to be unreasonably withheld or delayed).
          (b) The Company agrees to provide, and will cause its Subsidiaries and its and their respective officers, employees and advisors to provide, all cooperation reasonably necessary in connection with the arrangement of Financing to be consummated prior to or contemporaneously with the Effective Time in respect of the transactions contemplated by this Agreement, including participation in meetings, due diligence sessions, road shows, the preparation of offering memoranda, private placement memoranda, prospectuses and similar documents, or other requested certificates or documents, including audited and unaudited financial statements, comfort letters of accountants (it being understood that the Company does not control its accountants) and legal opinions as may be reasonably requested; provided that nothing herein shall require such cooperation to the extent it would delay the Closing beyond the date contemplated in Section 1.9 or interfere unreasonably with the business or operations of the Company or otherwise result in any significant interference with the prompt and timely discharge by such employees of their normal duties. Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs incurred by the Company in connection with all such cooperation.
          SECTION 5.12. Takeover Statutes. If any Takeover Statute enacted under state or federal Law shall become applicable to the Merger or any of the other transactions contemplated hereby, each of the Company, Parent and Merger Sub and the Board of Directors of each of the Company, Parent and Merger Sub shall grant such approvals and take such actions as are necessary so that the Merger and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise use reasonable best efforts to eliminate or minimize the effects of such statute or regulation on the Merger and the other transactions contemplated hereby.
          SECTION 5.13. Delisting. Each of the parties agrees to cooperate with each other in taking, or causing to be taken, all actions necessary to delist the Company Common Stock from the Nasdaq Stock Market and to terminate registration under the Exchange Act; provided that such delisting and termination shall not be effective until after the Effective Time of the Merger.
ARTICLE VI
CONDITIONS OF MERGER
          SECTION 6.1. Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the following conditions:
          (a) Shareholder Approval. The Merger and this Agreement shall have received the Company Shareholder Approval.
          (b) HSR Act. The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

          (c) No Order. No statute, rule, regulation, judgment, writ, decree, order or injunction shall have been promulgated, enacted, entered or enforced, and no other action shall have been taken, by any Governmental Entity that in any of the foregoing cases which is then in effect and which has the effect of making illegal or directly or indirectly restraining, prohibiting or restricting the consummation of the Merger.
          SECTION 6.2. Additional Conditions to Obligation of the Company to Effect the Merger The obligation of the Company to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the additional following conditions, unless waived by the Company:
          (a) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed in all material respects their agreements contained in this Agreement required to be performed on or prior to the Effective Time and the Company shall have received a certificate of an executive officer of Merger Sub and Parent to that effect.
          (b) Representations and Warranties of Parent and Merger Sub. The representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct (without giving effect to any “materiality” qualifiers set forth therein) as of the date of this Agreement and at and as of the Effective Time with the same force and effect as if made at and as of the Effective Time (other than those representations and warranties that address matters only as of a particular date or only with respect to a specific period of time, which need only be true and correct as of such date or with respect to such period), except where the failure of such representations and warranties to be true and correct (without giving effect to any “materiality” qualifiers set forth therein) would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Parent and Merger Sub to consummate the transactions contemplated hereby. The Company shall have received a certificate of an executive officer of Merger Sub and Parent as to the satisfaction of this Section 6.2(b).
          SECTION 6.3. Additional Conditions to Obligations of Parent and Merger Sub to Effect the Merger. The obligations of Parent and Merger Sub to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following additional conditions, unless waived by Parent and Merger Sub:
          (a) Performance of Obligations of the Company and its Subsidiaries. The Company and its Subsidiaries shall have performed in all material respects their respective agreements contained in this Agreement required to be performed on or prior to the Effective Time, and Parent and Merger Sub shall have received a certificate of the President or Chief Executive Officer of the Company to that effect.
          (b) Representations and Warranties of the Company and its Subsidiaries. The representations and warranties of the Company contained in Section 3.1 (Organization), Section 3.2 (Capitalization), Section 3.4 (Authority) and Section 3.24 (Control Share Acquisition) shall be true and correct in all material respects, in each case, as of the date of this Agreement and at and as of the Effective Time with the same force and effect as if made at and as of the Effective Time (other than those representations and warranties that address matters only as of a particular date or only with respect to a specific period of time, which need only be true and correct as of such date or with respect to such period). The representations and warranties of the Company contained in this Agreement (other than those listed in the preceding sentence) shall be true and correct (without giving effect to any “materiality” or “Company Material Adverse Effect” qualifiers set forth therein) as of the date of this Agreement and at and as of the Effective Time with the same force and effect as if made at and as of the Effective Time (other than those representations and warranties that address matters only as of a particular date or only with respect to a specific period of time, which need only be true and correct as of such date or with respect to such period), except where the failure of such representations and warranties to be true and correct (without giving effect to any “materiality” or “Company Material Adverse Effect” qualifiers set forth therein) would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect. Parent and Merger Sub shall have received a certificate of the President or Chief Executive Officer of the Company as to the satisfaction of this Section 6.3(b).
          (c) Consents. The Company shall have obtained and provided to Parent and Merger Sub copies of evidence with respect to the consents of Governmental Entities and third parties listed on Section 6.3(c) of the Company Disclosure Schedule, the terms of which consents shall be reasonably satisfactory to Parent and Merger Sub.
          (d) Suits, Actions and Proceedings. Suits, Actions and Proceedings. No suit, action, proceeding, claim, inquiry or investigation by any Governmental Entity or any third party shall be pending before any court or Governmental Entity seeking to prohibit or restrain, or seeking material damages in connection with the Merger or the other transactions contemplated by this Agreement which, in the case of a third party suit, action, proceeding, claim, injury or investigation, would reasonably be expected to result in a Company Material Adverse Effect.
          (e) No Material Adverse Effect. Since the date of this Agreement, there shall have been no effect, change, fact, event, occurrence, development or circumstance that, individually or in the aggregate, has had, or would reasonably be expected to result in, a Company Material Adverse Effect.
ARTICLE VII
TERMINATION, AMENDMENT AND WAIVER
          SECTION 7.1. Termination. Notwithstanding anything contained in this Agreement to the contrary, this Agreement may be terminated and the transactions contemplated hereby may be abandoned prior to the Effective Time, whether before or after the Company Shareholder Approval:
          (a) by mutual written consent of the Boards of Directors of Parent, Merger Sub and the Company (acting through the Special Committee); or
          (b) by any party hereto, if the Effective Time shall not have occurred on or before the date that is six (6) months after the date of this Agreement (the “Termination Date”), provided, however, that (A) the Termination Date may be extended by Parent or the Company by giving written notice to the other party at least three (3) Business Days prior to the initial Termination Date for a period of 60 days if (i) the condition set forth in Section 6.3(c) has not been satisfied on or prior to the Termination Date, and (ii) all other conditions to the consummation of the Merger are satisfied on or prior to the Termination Date or capable of then being satisfied at the Closing (other than the condition in Section 6.3(c)) and (B) the Termination Date may be extended by Parent, by giving written notice to the Company at least three (3) Business Days prior to the initial Termination Date, until the earlier of (1) the third business day following the holding of the Company Shareholders’ Meeting and (2) the expiration of 60 days following the initial Termination Date, if (i) all conditions to the consummation of the Merger are satisfied on or prior to the initial Termination Date or capable of then being satisfied at the Closing (other than the condition in Section 6.1(a)), and (ii) the Company Shareholders’ Meeting has not been held on or prior to the initial Termination Date, provided, further, that the right to terminate this Agreement pursuant to this Section 7.1(b) shall not be available to any party whose failure to perform any of its obligations under this Agreement required to be performed by it at or prior to such date has been the cause of, or resulted in, the failure of the Merger to have become effective on or before such date; or
          (c) by any party hereto, if a statute, rule, regulation or executive order shall have been enacted, entered or promulgated, or if a Governmental Entity shall have issued an order, decree, ruling or injunction or taken any other action (including the failure to have taken action), in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or injunction shall have become final and non-appealable and the party seeking to terminate this Agreement pursuant to this Section 7.1(c) shall have used all reasonable best efforts to remove such injunction, order, decree or ruling; or
          (d) by the Company, if either Parent or Merger Sub shall have breached or failed to perform in any material respect any of its respective representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 6.1 or 6.2 and (ii) cannot be cured by the Termination Date, provided that the Company shall have given Parent and Merger Sub written notice, delivered at least thirty (30) days prior to such termination, stating the Company’s intention to terminate this Agreement pursuant to this Section 7.1(d) and the basis for such termination; or
          (e) by Parent and Merger Sub, if the Company shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 6.1 or 6.3 and (ii) cannot be cured by the Termination Date, provided that Parent and Merger Sub shall have given the Company written notice, delivered at least thirty (30) days prior to such termination, stating Parent and Merger Sub’s intention to terminate the Agreement pursuant to this Section 7.1(e) and the basis for such termination; or
          (f) by Parent and Merger Sub or the Company, if, at the Company Shareholders’ Meeting (including any adjournment, continuation or postponement thereof), the Company Shareholder Approval shall not be obtained; except that the right to terminate this Agreement under this Section 7.1(f) shall not be available to the Company where the failure to obtain the Company Shareholder Approval shall have been caused by the action or failure to act of the Company and such action or failure to act constitutes a material breach by the Company of this Agreement; or

          (g) by Parent and Merger Sub, if the Company Board (or the Special Committee) shall have withdrawn or modified its approval or recommendation of the Merger or this Agreement (it being understood and agreed that any “stop-look-and-listen” communication by the Company Board to the shareholders of the Company pursuant to Rule 14d-9(f) of the Exchange Act, or any substantially similar communication to the shareholders of the Company in connection with the commencement of a tender offer or exchange offer, shall not be deemed to constitute a withdrawal, modification or change of its approval or recommendation), approved or recommended to the Company’s shareholders a Company Acquisition Proposal or resolved to do any of the foregoing; or
          (h) by the Company, if the Company Board (acting through the Special Committee) concludes in good faith (after consultation with its legal and financial advisors) that a Company Acquisition Proposal constitutes a Company Superior Proposal, except that the Company may not terminate this Agreement pursuant to this Section 7.1(h) unless and until (i) three business days have elapsed following delivery to Parent of a written notice of such determination by the Company Board (acting through the Special Committee) and during such three business day period, the Company (x) informs Parent of the material terms and conditions of the Company Acquisition Proposal and the identity of the Person making the Company Acquisition Proposal and (y) otherwise reasonably cooperates with Parent and Merger Sub with respect thereto with the intent of enabling Parent and Merger Sub to agree to a modification of the terms and conditions of this Agreement so that the transactions contemplated hereby may be effected, (ii) at the end of such three business day period, the Company Board (acting through the Special Committee) continues to conclude in good faith that the Company Acquisition Proposal constitutes a Company Superior Proposal, (iii) contemporaneously with such termination, the Company enters into a definitive acquisition, merger or similar agreement to effect the Company Superior Proposal and (iv) the Company pays to Parent the amount specified and within the time period specified in Section 7.3.
          SECTION 7.2. Effect of Termination. In the event of termination of this Agreement pursuant to Section 7.1, this Agreement shall terminate (except for the Confidentiality Agreement and the provisions of Section 7.3, and Sections 8.2 through 8.15), without any liability on the part of any party or its directors, officers or stockholders except as set forth in Section 7.3.
          SECTION 7.3. Termination Fee Payable in Certain Circumstances.
          (a) In the event that (i) the Company terminates this Agreement pursuant to Section 7.1(h), (ii) Parent and Merger Sub terminate this Agreement pursuant to Section 7.1(g) or (iii) (A) any Person shall have made a Company Acquisition Proposal after the date hereof which proposal has been publicly disclosed and not withdrawn and thereafter this Agreement is terminated by any party pursuant to Section 7.1(f) and (B) within twelve (12) months after the termination of this Agreement, any Company Acquisition shall have been consummated or any definitive agreement with respect to such Company Acquisition shall have been entered into, then, the Company shall pay Parent a fee, in immediately available funds, in the amount of $15,000,000 (the “Company Termination Fee”) at the time of such termination, in the case of a termination described in clause (i) or (ii) above, or upon the occurrence of the earliest event described in clause (iii)(B) above, in the event of a termination described in clause (iii); provided, however, that if this Agreement shall be terminated by the Company pursuant to Section 7.1(h)

on or prior to the thirtieth (30th) day following the date hereof to enter into a definitive agreement with any Person with respect to a Company Superior Proposal, then the amount of the Company Termination Fee shall be $10,000,000. Except with respect to any fraud or intentional breach of this Agreement by the Company, Parent’s right to receive the Company Termination Fee pursuant to this Section 7.3 shall be the exclusive remedy of Parent or Merger Sub against the Company or any of its stockholders, partners, members, affiliates, directors, officers or agents for the loss suffered as a result of breach of this Agreement by the Company or the failure of the Merger to be consummated upon termination of this Agreement.
          (b) Parent and Merger Sub agree that, if the Company shall terminate this Agreement pursuant to Section 7.1(d) as a result of Parent’s or Merger Sub’s failure to fund (or cause to be funded) the aggregate Merger Consideration pursuant to Article I of this Agreement and all other conditions set forth in Article VI are satisfied on or prior to the Termination Date or capable of then being satisfied at the Closing then Parent shall pay the Company a fee, in immediately available funds, in the amount of $15,000,000 (the “Parent Termination Fee”) at the time of such termination. Except with respect to any fraud or intentional breach of this Agreement by Parent or Merger Sub, the Company’s right to receive the Parent Termination Fee pursuant to this Section 7.3 shall be the exclusive remedy of the Company against Parent or Merger Sub or any of their respective stockholders, partners, members, affiliates, directors, officers or agents for the loss suffered as a result of breach of this Agreement by Parent or Merger Sub or the failure of the Merger to be consummated upon termination of this Agreement.
ARTICLE VIII
GENERAL PROVISIONS
          SECTION 8.1. Non-Survival of Representations, Warranties and Agreements. The representations, warranties and agreements in this Agreement shall terminate at the Effective Time or the termination of this Agreement pursuant to Section 7.1, as the case may be, except that the agreements set forth in Article I and Section 5.8 and Section 5.9 shall survive the Effective Time indefinitely and those set forth in Sections 5.5(b), 7.3 and 8.3 shall survive termination indefinitely.
          SECTION 8.2. Notices All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made (i) as of the date delivered or sent by facsimile if delivered personally or by facsimile and (ii) on the third business day after deposit in the U.S. mail, if mailed by registered or certified mail (postage prepaid, return receipt requested), in each case to the parties at the following addresses (or at such other address for a party as shall be specified by like notice, except that notices of changes of address shall be effective upon receipt):
          (a) if to Parent or Merger Sub, to:
Ace Holdings I, LLC
c/o JLL Partners, Inc.
450 Lexington Avenue
Suite 3350
New York, New York 10017

Attention: Frank Rodriguez
Telephone: (212) 210-9327
Facsimile: (212) 286-8626
With a copy, which shall not serve as a notice, to:
Skadden, Arps, Slate, Meagher & Flom LLP
One Rodney Square
P.O. Box 636
Wilmington, Delaware 19899-0636
Attention: Robert B. Pincus, Esq.
Telephone: (302) 651-3090
Facsimile: (302) 651-3001
(b)	if to the Company, to:
Ace Cash Express, Inc.
1231 Greenway Drive
Suite 600
Irving, Texas 75038
Attention: Walter E. Evans, Esq.
Telephone: (972) 550-5000
Facsimile: (972) 582-1426
With a copy, which shall not serve as a notice, to:
Latham & Watkins LLP
505 Montgomery Street, Suite 2000
San Francisco, California 94111
Attention: John M. Newell, Esq.
Telephone: (415) 391-0600
Facsimile: (415) 395-8095
and
Vinson & Elkins LLP
Trammell Crow Center
2001 Ross Avenue, Suite 3700
Dallas, Texas 75201
Attention: Alan J. Bogdanow, Esq.
Telephone: (214) 220-7700
Facsimile: (214) 220-7716
          SECTION 8.3. Expenses. All fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees, costs and expenses.
          SECTION 8.4. Definitions. For purposes of this Agreement, the term:

          “1995 Non-Employee Director Plan” shall have the meaning set forth in Section 3.2.
          “1997 Stock Incentive Plan” shall have the meaning set forth in Section 3.2.
          “2005 Non-Employee Director Plan” shall have the meaning set forth in Section 3.2.
          “affiliate” means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned Person.
          “Affiliate Transaction” shall have the meaning set forth in Section 3.20(a).
          “Agreement” shall have the meaning set forth in the Preamble hereto.
          “Alternative Debt Financing” shall have the meaning set forth in Section 5.12(a).
          “Articles of Incorporation” shall mean the Restated Articles of Incorporation of the Company, as may be amended or restated from time to time.
          “Bear Stearns” shall have the meaning set forth in Section 2.4.
          “By-Laws” shall mean the Amended and Restated By-Laws of the Company, as may be amended or restated from time to time.
          “Certificate of Merger” shall have the meaning set forth in Section 1.2.
          “Certificates” shall have the meaning set forth in Section 1.7(b).
          “Cleanup” shall mean all actions required to: (i) clean up, remove, treat or remediate Hazardous Materials in the indoor or outdoor environment; (ii) prevent the Release of Hazardous Materials so that they do not migrate, endanger or threaten to endanger public health or welfare or the indoor or outdoor environment; (iii) perform pre-remedial studies and investigations and post-remedial monitoring and care; or (iv) respond to any government requests for information or documents in any way relating to cleanup, removal, treatment or remediation or potential cleanup, removal, treatment or remediation of Hazardous Materials in the indoor or outdoor environment.
          “Closing” shall have the meaning set forth in Section 1.9.
          “Closing Date” shall have the meaning set forth in Section 1.9.
          “Code” shall have the meaning set forth in Section 1.7(g).
          “Commitment Letters” shall have the meaning set forth in Section 2.4.
          “Company” shall have the meaning set forth in the Preamble hereto.

          “Company 2005 Form 10-K” shall have the meaning set forth in Section 3.6(c).
          “Company Acquisition” shall mean, in each case other than the Merger or as otherwise specifically contemplated by this Agreement, (i) any merger, consolidation, share exchange, business combination, recapitalization or other similar transaction or series of related transactions involving the Company or any of its Subsidiaries as a result of which any Person would acquire the securities or assets described in either of clauses (ii) or (iii) below ; (ii) any direct or indirect purchase or sale, lease, exchange, transfer or other disposition of the consolidated assets (including stock of the Company’s Subsidiaries) of the Company and its Subsidiaries, taken as a whole, constituting 25% or more of the total consolidated assets of the Company and its Subsidiaries, taken as a whole, or accounting for 25% or more of the total consolidated revenues of the Company and its Subsidiaries, taken as a whole, in any one transaction or in a series of transactions; or (iii) any direct or indirect purchase or sale of or tender offer, exchange offer or any similar transaction or series of related transactions engaged in by any Person involving 25% or more of the outstanding shares of Company Common Stock.
          “Company Acquisition Proposal” shall mean any proposal regarding a Company Acquisition.
          “Company Board” shall have the meaning set forth in the Recitals hereto.
          “Company Common Stock” shall have the meaning set forth in Section 1.6.
          “Company Disclosure Schedule” shall have the meaning set forth in Article III.
          “Company Material Adverse Effect” shall have the meaning set forth in Section 3.1.
          “Company Material Contracts” shall have the meaning set forth in Section 3.17(a).
          “Company Preferred Stock” shall have the meaning set forth in Section 3.2.
          “Company SEC Reports” shall have the meaning set forth in Section 3.6(a).
          “Company Shareholder Approval” shall have the meaning set forth in Section 3.25.
          “Company Shareholders’ Meeting” shall have the meaning set forth in Section 2.7.
          “Company Superior Proposal” means a Company Acquisition Proposal (except that solely for purposes of the definition of “Company Superior Proposal” all references in the definition of “Company Acquisition” to “25%” shall be deemed to be references to 50.1%) which, if consummated, is on terms which the Company Board (acting through the Special Committee) concludes in good faith (after consultation with its legal and financial advisors) is more favorable to the Company’s shareholders from a financial point of view than the Merger.
          “Confidentiality Agreement” shall mean the Confidentiality Agreement, dated June 5, 2006, by and between the Company and Parent.

          “control”, “controlled by” or “under common control with” shall mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of stock, as trustee or executor, by contract, credit arrangement or otherwise.
          “Credit Agreement” shall mean the First Amended and Restated Credit Agreement, dated as of July 30, 2004, as amended by the First Amendment to Credit Agreement, dated as of January 19, 2006 and the Second Amendment to Credit Agreement, dated as of February 28, 2006, among Ace Cash Express, Inc., certain financial institutions as lenders, Wells Fargo Bank, National Association, as administrative agent for the lenders thereunder, and the other agents party thereto.
          “Debt Commitment Letter(s)” shall have the meaning set forth in Section 2.4.
          “Debt Financing” shall have the meaning set forth in Section 2.4.
          “Dissenting Shares” shall have the meaning set forth in Section 1.6(d).
          “DOJ” shall mean the U.S. Department of Justice.
          “EBITDA” shall have the meaning set forth in Section 3.1.
          “Effective Time” shall have the meaning set forth in Section 1.2.
          “Employee Plans” shall have the meaning set forth in Section 3.10.
          “Employees” shall mean all individuals employed by the Company or its Subsidiaries or Franchises.
          “Environmental Claim” shall mean any claim, action, cause of action, investigation or written notice by any Person alleging potential liability (including, without limitation, potential liability for investigatory costs, Cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, or penalties) arising out of, based on or resulting from (i) the presence, or Release, of any Hazardous Materials at any location, whether or not owned or operated by the Company or any of its Subsidiaries, or (ii) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law.
          “Environmental Laws” shall mean all federal, state, local and foreign Laws and regulations relating to pollution or protection of the environment, including without limitation, Laws relating to Releases or threatened Releases of Hazardous Materials or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, Release, disposal, transport or handling of Hazardous Materials and all Laws and regulations with regard to record keeping, notification, disclosure and reporting requirements respecting Hazardous Materials.
          “Equity Commitment Letter” shall have the meaning set forth in Section 2.4.
          “Equity Investment” shall have the meaning set forth in Section 2.4.
          “ERISA” shall have the meaning set forth in Section 3.10.

          “ERISA Affiliate” shall have the meaning set forth in Section 3.10.
          “Exchange Act” shall have the meaning set forth in Section 2.3(b).
          “Exchange Agent” shall have the meaning set forth in Section 1.7(a).
          “Exchange Fund” shall have the meaning set forth in Section 1.7(a).
          “Financing” shall have the meaning set forth in Section 2.4.
          “Franchise” shall mean any franchise arrangement to which the Company is a party and pursuant to which the Franchisee pays all lease and working capital costs, funds payroll and collects clients’ accounts, employs all office management staff and all personnel affiliated with the Franchisee’s office and pays royalties to the Company in exchange for training, the right to use Intellectual Property Rights, the Company’s business model, proprietary computer programs, as well as operational support.
          “Franchisees” shall mean all parties to Franchising Contracts other than the Company and any of the Subsidiaries.
          “Franchising Contract” shall mean any contract or agreement (including any and all amendments thereto) (a) pursuant to which the Company or any of the Subsidiaries grants or has granted to any third party any right, license or franchise to operate or right to license, right to franchise, or right to subfranchise operation of, businesses using any of the assets or Intellectual Property Rights of the Company or any Subsidiary, (b) pursuant to which a Franchisee grants or has granted to any third party any right, license or franchise to operate, or right to license, right to franchise, or right to subfranchise operation of, businesses using any of the assets or Intellectual Property Rights of the Company or any Subsidiary, or (c) pursuant to which the Company or any of the Subsidiaries grants or has granted options, rights of first refusal, rights of first negotiation or other rights to obtain rights to operate businesses using any of the assets or Intellectual Property Rights of the Company or any Subsidiary.
          “FTC” shall mean the U.S. Federal Trade Commission.
          “FTC Rule” shall have the meaning set forth in Section 3.8(c).
          “GAAP” shall mean United States generally accepted principles and practices as in effect from time to time and applied consistently throughout the periods involved.
          “Governmental Entity” shall have the meaning set forth in Section 2.7.
          “Guarantee” shall have the meaning set forth in Section 2.4.
          “Hazardous Materials” shall mean all substances defined as Hazardous Substances, Oils, Pollutants or Contaminants in the National Oil and Hazardous Substances Pollution Contingency Plan, 40 C.F.R. § 300.5, or defined as such by, or regulated as such under, any Environmental Law.
          “HSR Act” shall have the meaning set forth in Section 2.3(b).

          “Indemnified Parties” shall have the meaning set forth in Section 5.9(a).
          “Insignificant Subsidiaries” shall mean all Subsidiaries of the Company other than Significant Subsidiaries.
          “Insurance Policies” shall have the meaning set forth in Section 3.18.
          “Intellectual Property Rights” means all U.S. and foreign (i) patents, patent applications, patent disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof (“Patents”), (ii) trademarks, service marks, trade names, Internet domain names, logos, slogans, trade dress, and other similar designations of source or origin, together with the goodwill symbolized by any of the foregoing (“Trademarks”), (iii) copyrights and copyrightable subject matter (“Copyrights”), (iv) rights of publicity, (v) computer programs (whether in source code, object code, or other form), databases, compilations and data, technology supporting the foregoing, and all documentation, including user manuals and training materials, related to any of the foregoing (“Software”), (vi) trade secrets and all confidential information, know-how, inventions, proprietary processes, formulae, models, and methodologies, (vii) all rights in the foregoing and in other similar intangible assets, (viii) all applications and registrations for the foregoing and (ix) all rights and remedies against infringement, misappropriation, or other violation thereof with respect to the foregoing.
          “JLL Fund V” shall have the meaning set forth in Section 2.4.
          “knowledge of the Company” or “the Company’s knowledge” shall mean the actual knowledge of the individuals listed on Exhibit C to the Agreement, after reasonable inquiry.
          “Laws” shall mean any federal, state, county, municipal, local or foreign statute, ordinance, rule, regulation, permit, consent, waiver, notice, approval, registration, finding of suitability, license, judgment, order, decree, injunction or other authorization, including, without limitation, the Uniform Franchise Offering Circular Guidelines.
          “Leased Real Property” shall mean the leasehold or subleasehold interests and any other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interests in real property held by the Company or any of its Subsidiaries under the Real Property Leases.
          “Lien” shall have the meaning set forth in Section 2.3(a).
          “LTM EBITDA” shall mean, as of any date, the aggregate EBITDA for the most recently completed twelve-month period for which the Company has financial information available.
          “Merger” shall have the meaning set forth in the Recitals hereto.
          “Merger Consideration” shall have the meaning set forth in Section 1.6(a).
          “Merger Sub” shall have the meaning set forth in the Preamble hereto.

          “Merger Sub Common Stock” shall have the meaning set forth in Section 1.6.
          “NLRA” shall mean the National Labor Relations Act, as amended
          “NLRB” shall mean the National Labor Relations Board.
          “Option Plans” shall have the meaning set forth in Section 1.8(a)(i).
          “Options” shall have the meaning set forth in Section 1.8(a).
          “Owned Real Property” shall have the meaning set forth in Section 3.15(b)(i).
          “Parent” shall have the meaning set forth in the Preamble hereto.
          “Parent Disclosure Schedule” shall have the meaning set forth in Article II.
          “Permits” shall have the meaning set forth in Section 3.12.
          “Permitted Liens” shall mean: (i) liens for current Taxes that are not yet due or delinquent or are being contested in good faith by appropriate proceedings and for which adequate reserves have been taken on the financial statements contained in the Company SEC Reports; (ii) statutory liens or landlords’, carriers’, warehousemen’s, mechanics’, suppliers’, materialmen’s, repairmen’s liens or other like Liens arising in the ordinary course of business with respect to amounts not yet overdue or are being contested in good faith by appropriate proceedings and for which adequate reserves have been taken on the financial statements contained in the Company SEC Reports; (iii) with respect to the Owned Real Property, minor title defects or irregularities that do not, individually or in the aggregate, materially impair the value or use of such property, the consummation of this Agreement or the operations of the Company and its Subsidiaries; (iv) as to any Leased Real Property, any Lien affecting solely the interest of the landlord thereunder and not the interest of the tenant thereunder, which does not materially impair the value or use of such Leased Real Property; and (v) Liens securing indebtedness of the Company under the Credit Agreement, which will be retired in connection with the transactions contemplated hereby.
          “Person” shall mean any individual, partnership, association, joint venture, corporation, business, trust, joint stock company, limited liability company, special purpose vehicle, any unincorporated organization, any other entity, a “group” of such persons, as that term is defined in Rule 13d-5(b) under the Exchange Act, or a Governmental Entity.
          “Proxy Statement” shall have the meaning set forth in Section 2.7.
          “Real Property Leases” shall mean the real property leases, subleases, licenses or other agreements, including all amendments, extensions, renewals, guaranties or other agreements with respect thereto, pursuant to which the Company or any of its Subsidiaries is a party.
          “Recommendation” shall have the meaning set forth in Section 5.2.

          “Release” shall mean any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the indoor or outdoor environment (including, without limitation, ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Materials through or in the air, soil, surface water, groundwater or property.
          “Required Approvals” shall have the meaning set forth in Section 5.7(a).
          “Restricted Stock” shall have the meaning set forth in Section 1.8(a)(ii).
          “Sarbanes-Oxley” shall have the meaning set forth in Section 3.6(d).
          “Schedule 13E-3” shall have the meaning set forth in Section 2.7.
          “SEC” shall mean the United States Securities and Exchange Commission or any other Governmental Entity administering the Securities Act and the Exchange Act.
          “Securities Act” shall have the meaning set forth in Section 2.3(b).
          “Significant Subsidiaries” shall have the meaning set forth in Rule 405 of the Securities Act.
          “Special Committee” shall mean a committee of the Company Board, the members of which are not affiliated with Parent or Merger Sub and are not members of the Company’s management, formed for the reasons set forth in the resolution establishing such committee.
          “Subsidiary” shall mean, with respect to any Person, (a) any corporation with respect to which such Person, directly or indirectly, through one or more Subsidiaries, (i) owns more than 50% of the outstanding shares of capital stock having generally the right to vote in the election of directors or (ii) has the power, under ordinary circumstances, to elect, or to direct the election of, a majority of the board of directors of such corporation, (b) any partnership with respect to which (i) such Person or a Subsidiary of such Person is a general partner, (ii) such Person and its Subsidiaries together own more than 50% of the interests therein or (iii) such Person and its Subsidiaries have the right to appoint or elect or direct the appointment or election of a majority of the directors or other Person or body responsible for the governance or management thereof, (c) any limited liability company with respect to which (i) such Person or a Subsidiary of such Person is the sole manager or managing member, (ii) such Person and its Subsidiaries together own more than 50% of the interests therein or (iii) such Person and its Subsidiaries have the right to appoint or elect or direct the appointment or election of a majority of the managers or other Person or body responsible for the governance or management thereof or (d) any other entity in which such Person has, and/or one or more of its Subsidiaries have, directly or indirectly, (i) more than a 50% ownership interest or (ii) the power to appoint or elect or direct the appointment or election of a majority of the directors or other person or body responsible for the governance or management thereof.
          “Surviving Corporation” shall have the meaning set forth in Section 1.1.

          “Takeover Statute” shall have the meaning set forth in Section 3.24.
          “Tax Return” shall mean any return, report, information return or other document (including any related or supporting information and, where applicable, profit and loss accounts and balance sheets) with respect to Taxes.
          “Taxes” shall mean (i) all taxes, charges, fees, levies or other assessments imposed by any United States Federal, state, or local taxing authority or by any non-U.S. taxing authority, including but not limited to, income, gross receipts, excise, property, sales, use, transfer, payroll, license, ad valorem, value added, withholding, social security, national insurance (or other similar contributions or payments) franchise, estimated, severance, stamp, and other taxes; and (ii) all interest, fines, penalties or additions attributable to or in respect of any items described in clause (i).
          “TBCA” shall have the meaning set forth in the Recitals hereto.
          “Termination Date” shall have the meaning set forth in Section 7.1(b).
          “Territorial Rights” shall have the meaning set forth in Section 3.8(e).
          “Treasury Regulations” shall mean the regulations, including temporary regulations, promulgated under the Code, as the same may be amended hereafter from time to time (including corresponding provisions of succeeding regulations).
          “UFOC” shall have the meaning set forth in Section 3.8(c).
          “WARN Act” shall have the meaning set forth in Section 3.19.
          SECTION 8.5. Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.
          SECTION 8.6. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the maximum extent possible.
          SECTION 8.7. Entire Agreement; No Third-Party Beneficiaries. This Agreement, the Disclosure Schedules and the Confidentiality Agreement constitute the entire agreement and supersede any and all other prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and, except as otherwise expressly provided herein (including Section 5.9 but expressly excluding Section 5.10), this Agreement is not intended to confer upon any other Person any rights or remedies hereunder.

          SECTION 8.8. Assignment. This Agreement shall not be assigned by operation of law or otherwise, except that, upon prior written notice to the Company, Parent may assign all or any of its rights hereunder to any affiliate of Parent provided that such assignment does not unnecessarily delay the consummation of the transactions contemplated by this Agreement. No such assignment shall relieve Parent of its obligations hereunder.
          SECTION 8.9. Governing Law; Jurisdiction. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO CONTRACTS EXECUTED IN AND TO BE PERFORMED ENTIRELY WITHIN THAT STATE (WITHOUT REGARD TO CONFLICT OF LAWS PRINCIPLES), EXCEPT TO THE EXTENT SPECIFICALLY RELATING TO THE MERGER, IN WHICH CASE, THE LAW OF THE STATE OF TEXAS SHALL APPLY. EACH PARTY HEREBY AGREES AND CONSENTS TO BE SUBJECT TO THE JURISDICTION OF FEDERAL AND STATE COURTS LOCATED IN NEW YORK, AND ANY AND ALL DISPUTES BETWEEN THE PARTIES HERETO ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE AGREEMENTS, INSTRUMENTS AND DOCUMENTS CONTEMPLATED HEREBY. THE PARTIES CONSENT TO AND AGREE TO SUBMIT TO THE JURISDICTION OF SUCH COURTS. EACH OF THE PARTIES HEREBY WAIVES, AND AGREES NOT TO ASSERT IN ANY SUCH DISPUTE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY CLAIM THAT (A) SUCH PARTY IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF SUCH COURTS; (B) SUCH PARTY AND SUCH PARTY’S PROPERTY IS IMMUNE FROM ANY LEGAL PROCESS ISSUED BY SUCH COURTS OR (C) ANY LITIGATION COMMENCED IN SUCH COURTS IS BROUGHT IN AN INCONVENIENT FORUM.
          SECTION 8.10. Amendment. This Agreement may be amended by the parties hereto at any time before the Effective Time; provided, however, that, after approval of the Merger by the shareholders of the Company, no amendment may be made which would reduce the amount or change the type of consideration into which each share of Company Common Stock will be converted upon consummation of the Merger. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.
          SECTION 8.11. Waiver. At any time before the Effective Time, any party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only as against such party and only if set forth in an instrument in writing signed by such party. No delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any party of any right, power or privilege, nor any single or partial exercise of any such right, power or privilege, preclude any further exercise thereof or the exercise of any other such right, power or privilege. The rights and remedies herein provided are cumulative and are not exclusive of any rights or remedies that any party may otherwise have at law or in equity.
          SECTION 8.12. Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which shall constitute one and the same agreement.
          SECTION 8.13. Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.13.
          SECTION 8.14. Interpretation.
          (a) The parties acknowledge and agree that they may pursue judicial remedies at law or equity in the event of a dispute with respect to the interpretation or construction of this Agreement. In the event that an alternative dispute resolution procedure is provided for in any other agreement contemplated hereby, and there is a dispute with respect to the construction or interpretation of such agreement, the dispute resolution procedure provided for in such agreement shall be the procedure that shall apply with respect to the resolution of such dispute.
          (b) The table of contents is for convenience of reference only, does not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to an Article, Section , Exhibit or Schedule, such reference shall be to an Article, Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. For purposes of this Agreement, the words “hereof,” “herein,” “hereby” and other words of similar import refer to this Agreement as a whole unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” Whenever the singular is used herein, the same shall include the plural, and whenever the plural is used herein, the same shall include the singular, where appropriate.
          (c) No provision of this Agreement will be interpreted in favor of, or against, either party hereto by reason of the extent to which any such party or its counsel participated in the drafting thereof or by reason of the extent to which any such provision is inconsistent with any prior draft hereof or thereof.
          SECTION 8.15. Disclosure Generally. All of the Company Disclosure Schedule and Parent Disclosure Schedule are incorporated herein and expressly made a part of this Agreement as though completely set forth herein. All references to this Agreement herein or in any Section of the Company Disclosure Schedule or Parent Disclosure Schedule shall be deemed to refer to this entire Agreement, including all Sections of the Company Disclosure Schedule and Parent Disclosure Schedule; provided, however, that information furnished in any particular Section of the Company Disclosure Schedule or Parent Disclosure Schedule shall be deemed to be included in another Section of the Company Disclosure Schedule or Parent Disclosure Schedule, respectively, only to the extent a matter in such Section of the Company Disclosure Schedule or Parent Disclosure Schedule is disclosed in such a way as to make its relevance to the information called for by such other Section of this Agreement reasonably apparent on its face.
          SECTION 8.16. Specific Performance. Each party hereto acknowledges that money damages would be both incalculable and an insufficient remedy for any breach of this Agreement by such party and that any such breach would cause the other party hereto irreparable harm. Accordingly, each party hereto also agrees that, in the event of any breach or threatened breach of the provisions of this Agreement by such party, the other party hereto shall be entitled to equitable relief without the requirement of posting a bond or other security, including in the form of injunctions and orders for specific performance.
[SIGNATURE PAGE FOLLOWS]

          IN WITNESS WHEREOF, each of the Company, Merger Sub and Parent has caused this Agreement to be duly executed and delivered by its respective duly authorized officer, all as of the date first above written.

ACE CASH EXPRESS, INC.
By:	/s/ Raymond C. Hemmig
	Name:	Raymond C. Hemmig
	Title:	Chairman of the Board of Directors

ACE HOLDINGS I, LLC
By:	/s/ Paul Levy
	Name:	Paul Levy
	Title:	President

RANGER MERGER SUB, INC.
By:	/s/ Paul Levy
	Name:	Paul Levy
	Title:	President